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As filed with the Securities and Exchange Commission on April 12, 2000

Registration No. 333-42425

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 2

PROTECTIVE LIFE AND ANNUITY
INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

Alabama	63-0761690	6311
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Primary Standard Industrial Classification Code)

2801 Highway 280 South
Birmingham, Alabama 35223
(205) 879-9230

(Address, including zip code, and telephone number, including area code, of principal executive office)

Carolyn King
Protective Life and Annuity Insurance Company
P.O. Box 2606
Birmingham, Alabama 35202
(205) 879-9230

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen E. Roth, Esq. Sutherland, Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2404	Steve M. Callaway, Esq. Protective Life and Annuity Insurance Company P.O. Box 2606 Birmingham, Alabama 35202

   If any of the securities that have been registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
Cross Reference Sheet Pursuant to
Regulation S-K, Item 501(b)

Form S-1 Item Number and Caption Heading in Prospectus.
1.	Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Outside Front Cover Page
2.	Inside Front and Outside Back Cover Pages of Prospectus	Summary; Table of Contents
3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Outside Front Cover Page; Summary
4.	Use of Proceeds	Investmentby Protective Life and Annuity Insurance Company
5.	Determination of Offering Price	Not Applicable
6.	Dilution	Not Applicable
7.	Selling Security Holders	Not Applicable
8.	Plan of Distribution	Distribution of Contracts
9.	Description of Securities to be Registered	Summary; Description of the Contract
10.	Interests of Named Experts and Counsel	Not Applicable
11.	Information with Respect to the Registrant	Protective Life and Annuity Insurance Company; Directors and Executive Officers; Executive Compensation; Financial Statements; Legal Proceedings
12.	Disclosure of Commision Position on Indemnification for Securities Act Liabilities	Undertakings

[LOGO]

A Modified Guaranteed Annuity	Issued by Protective Life and Annuity Insurance Company P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330

   This Prospectus describes the Platinum Series Annuity Contract, a group modified guaranteed annuity contract. This Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

   An Annuity Premium of at least $10,000 is required to purchase a Contract. Any subsequent Premium you want to add to your Contract must also be at least $10,000.

   You may allocate each Annuity Premium to one or more investment periods, called Guaranteed Periods, from those we offer at the time you make the deposit. You must allocate at least $10,000 to each Guaranteed Period. The amounts you allocate will earn interest for the selected period at the interest rate we offer at the time of your deposit.

   If you surrender your Contract, or any portion of it, before the end of a Guaranteed Period, we may assess a surrender charge on the amount you surrender. We will also apply a Market Value Adjustment to the amount you surrender, which could increase or decrease the value of your Contract. Under certain conditions, you may withdraw earned interest without a surrender charge or Market Value Adjustment. Surrenders and withdrawals of interest will be subject to income tax and may be subject to a 10% IRS penalty tax if taken before age 59 1/2.

   On the Annuity Commencement Date, we will apply your Net Account Value to the annuity option you have selected, or you may take that amount in one lump sum payment. The annuity payment options are (1) payments for a fixed period from five to thirty years, (2) payments for life, or (3) life income with payments guaranteed for ten years.

   Please read this prospectus carefully. Investors should keep a copy for future reference.

The Platinum Series Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk including the possible loss of investment principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2000.

    No one is authorized to make any statement that contradicts this prospectus. You must not rely upon any such statement. This prospectus is not an offer to inquire about, or purchase the securities described in any jurisdiction where it is unlawful to do so.

SUMMARY

Company: Protective Life and Annuity Insurance Company, also referred to as "Company," "Protective Life," "we," "us" and "our."

What is the Platinum Series Annuity Contract?	The Platinum Series Annuity Contract is a group modified guaranteed annuity contract issued by Protective Life. (See "The Contract," page 6.)
How is a Contract Issued?	We will issue the Contract when we receive and accept your complete application information and an initial Annuity Premium . (See "Issuing a Contract," page 7.)
What is an Annuity Premium?
The Annuity Premium is the premium payment you send us to purchase or add to a Contract. You may send us more than one Annuity Premium provided each Annuity Premium is at least $10,000. We may refuse to accept any Annuity Premium and we may limit the total Annuity Premiums we will accept. (See "Annuity Premiums," page 7.)
Can I cancel my contract?
You may cancel your Contract by returning it to us with a written cancellation request within thirty days after you receive it. When we receive your returned Contract and cancellation request, we will refund the Account Value adjusted by the Market Value Adjustment (except for Individual Retirement Annuities returned within seven days of issuance) and cancel the Contract, as though it had never been issued. (See "Right to Cancel," page 7.)
How do my Annuity Premiums earn interest?
You allocate each Annuity Premium (less applicable premium taxes) to one or more Guaranteed Periods. Each allocation to a Guaranteed Period must be at least $10,000. We establish a Sub-Account for each Guaranteed Period you select. The Sub-Account will earn interest at the Guaranteed Interest Rate for the entire Guaranteed Period. (See "Guaranteed Periods and Sub-Accounts," page 8.)
What happens at the end of a Guaranteed Period?
At the end of a Guaranteed Period you may 1) surrender all or a part of your ending Sub-Account value without a surrender charge or Market Value Adjustment; 2) instruct us to apply the ending Sub-Account Value to one or more Guaranteed Periods that you may select from the Guaranteed Periods we are then offering; or 3) do nothing and a subsequent Guaranteed Period will automatically begin. (See "Guaranteed Periods and Sub-Accounts," page 8.)
Can I take money out of the contract before the end of the Guaranteed Period?	You may take money out of your Contract before the end of a Guaranteed Period by surrendering all or part of the Contract, or by withdrawing the interest earned each year.

 Surrenders: If you surrender all or part of your Contract before the end of a Guaranteed Period, we will deduct a surrender charge and we will apply a Market Value Adjustment to the amount surrendered. However, we will not deduct a surrender charge after the first seven years of any Guaranteed Period. (See "Surrender Charges," page 11, and "Market Value Adjustment," page 12.)
 Interest withdrawals: Once each Contract year, you may withdraw some or all of the interest earned in your Contract in the prior Contract year. An automatic interest withdrawal program that allows monthly, quarterly, semi-annual or annual interest withdrawals may also be available. We will not deduct a surrender charge or apply a Market Value Adjustment to annual or automatic interest withdrawals. (See "Interest Withdrawals," page 10.)
Tax consequences and limitations: Surrenders and interest withdrawals may be subject to federal and state income taxes and, if taken prior to age 59 1/2, may be subject to a 10% federal tax penalty. (See "Federal Tax Matters, page 20, Taxation of Interest Withdrawals and Partial and Full Surrenders," page 21, and "Penalty Tax on Premature Distributions," page 22.) Surrenders and interest withdrawals from Contracts issued as qualified contracts under the Internal Revenue Code may not be allowed in certain circumstances. (See "Federal Tax Matters, Qualified Retirement Plans," page 23.)
What is the surrender charge?
The surrender charge is a percentage of the amount of your Contract that you surrender before the end of a Guaranteed Period. The maximum surrender charge is 7% and it declines to 0% after seven years. We do not apply the surrender charge to amounts that may be withdrawn as annual or automatic interest withdrawals. (See "Surrender Charges," page 11.)
What is a Market Value Adjustment?
The Market Value Adjustment is an amount we deduct from or add to amounts that you surrender before the end of a Guaranteed Period. The Market Value Adjustment formula is tied to our current interest rates. Generally, if our current interest rate for Guaranteed Periods equal to the time remaining in the Guaranteed Period from which you are surrendering is .25% or more lower than the rate you are earning on the amount to be surrendered, the Market Value Adjustment will increase the amount you are entitled to receive. Otherwise, the Market Value Adjustment will decrease the amount you are entitled to receive. Please see "The Market Value Adjustment," at pages 12-14 of this Prospectus for a more complete explanation and examples of the Market Value Adjustment formula.

Does the contract provide a Death Benefit?
If you die before the Annuity Commencement Date, we will pay a death benefit, less any applicable premium tax, to your beneficiary. Generally, the death benefit will be the greater of the Account Value or the Net Account Value as of the date we receive the paperwork necessary to process the death claim, but there are other requirements and conditions. (See "Death Benefit," page 15.)
What annuity benefit does the contract provide?
On the Annuity Commencement Date we will apply the Account Value, less applicable taxes, to the annuity option you select. Annuity options can provide periodic payments that are based on the life of one or two Annuitants that are guaranteed for a fixed amount of time, or both. As a general rule, the Annuity Commencement Date cannot be after an Annuitant's 90th birthday. (See "Annuity Benefits," page 16.)
When are premium taxes deducted?
If your Contract is subject to a premium tax, we will deduct it, according to applicable law, from the Annuity Premiums when we receive them, upon a full or partial surrender, from the Account Value when we apply it to an annuity option, or from the death benefit before we pay it. Currently, New York does not impose premium tax. (See "Premium Tax," page 15.)
Is the Contract available for Qualified retirement plans?
The Contract may be issued for use with retirement plans receiving special federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code such as pension and profit sharing plans (including H.R. 10 plans), individual retirement accounts, and individual retirement annuities. Contracts issued for use with these qualified retirement plans are referred to as Qualified Contracts and these types of plans are referred to as Qualified Plans. (See "Federal Tax Matters," page 20.)

DESCRIPTION OF THE CONTRACT

The Contract

    The Platinum Series Annuity Contract is a non-participating flexible-premium, deferred, group modified guaranteed annuity contract issued by Protective Life and Annuity Insurance Company. Generally, this prospectus describes certificates issued under an allocated group modified guaranteed annuity contract issued by Protective Life and Annuity to the American Foundation Group Insurance Trust. AmSouth Bank, N.A. of Birmingham, Alabama is the Contract Holder, as the Trustee of the American Foundation Group Insurance Trust. Persons who are account holders of broker-dealers that have entered into a distribution agreement to offer the Contract are eligible to be Owners of the certificates issued under the Contract. We may also offer the Contract to employers and other entities and organized groups acceptable to us. We reserve the right to accept or decline a request to issue a contract.

   The certificate we issue to an Owner summarizes the provisions of the group modified guaranteed annuity contract. The provisions of the group modified guaranteed annuity contract control whether or not they are included in the certificate. We will provide a copy of the group modified guaranteed annuity contract to an Owner upon request. In this prospectus, we will refer to the group contract and a certificate issued under it as a "Contract".

   Contracts are either Qualified or Non-Qualified. Qualified Contracts are used to fund pension and retirement programs that receive favorable tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. These include H.R. 10 (Keogh) Plans, Individual Retirement Accounts or Annuities (IRAs), Tax-Sheltered Annuity Programs or Annuities (TSAs). Non-Qualified Contracts may also enjoy tax favored status. (See, "Federal Tax Matters," page 20.)

Parties to the Contract

    Company: Protective Life and Annuity Insurance Company, also referred to as "Company," "Protective Life," "we," "us" and "our." Prior to March 1, 1999, Protective Life and Annuity Insurance Company was named American Foundation Life Insurance Company.

   Owner: The person or persons who own a group Contract certificate (sometimes called "Participants" in our contract language and literature). An Owner is entitled to exercise all rights and privileges provided in the Contract, without the consent of a group Contract Holder. Individuals as well as non-natural persons, such as corporations or trusts, may own a Contract; two persons may own a Contract together. In this prospectus, we may refer to Owners as "you" or "your." If an Annuitant is still alive, the Owner may transfer a Contract to a new Owner by making a written request to our administrative office.

   Beneficiary: The person or persons who may receive the benefits of a Contract upon the death of an Owner. The surviving Owner of a jointly owned Contract is the primary Beneficiary. If there is no surviving Owner, the primary Beneficiary is the person or persons so designated by the Owner and named in our records. The contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if no primary Beneficiary is living. In the case of some Qualified Contracts, Treasury Department Regulations may restrict who may be designated as a Beneficiary.

   If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If an Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

   Unless designated irrevocably, you may change the Beneficiary by written notice prior to any Owner's death. If a Beneficiary is designated irrevocably, that Beneficiary's written consent is required before you can change the Beneficiary designation or exercise certain other rights. Your request will be effective on the day you sign it. We will not be liable for any payments made to a former Beneficiary, however, unless we have first notified you that we have received your written request and all necessary written consents at our Administrative Office.

   Annuitant: The person on whose life annuity income payments may be based. The Owner is the Annuitant unless the Owner designates another person as the Annuitant.

   You may change the Annuitant by written notice prior to the Annuity Commencement Date. If changing Annuitants, you cannot select an Annuitant whose 90th birthday comes before the end of any Guaranteed Period or the Annuity Commencement Date without our prior approval. If any Owner is not a natural person, the Annuitant may not be changed. (See "Annuity Benefits," page 16.)

   If an Annuitant who is not an Owner dies before the Annuity Commencement Date, the first Owner named on the application will become the new Annuitant unless the Owner had designated otherwise.

   Payee: The person or persons who, generally at the designation of the Owner, receive annuity income payments under the Contract.

Issuing a Contract

    You may purchase a Contract by completing an application and paying an Annuity Premium of at least $10,000. After we issue a Contract, you may pay additional Annuity Premiums of at least $10,000 each. Regardless of how many Annuity Premiums you pay, we will generally only issue one Contract. We have the right to decline any application or any Annuity Premium. When we sell Contracts to retirement plans or in connection with retirement plans, those retirement plans may or may not qualify for special tax treatment under the Internal Revenue Code.

   If we do not receive all of the necessary application information at our Administrative Office when we receive your Annuity Premium, we will hold your Annuity Premium while we attempt to complete the application. If the necessary application information is not complete after a reasonable time, we will inform you of the reason for the delay and we will return your Annuity Premium unless you specifically consent to our holding it until the application is complete. Once we have all of your necessary application information, we will apply your Annuity Premium to the appropriate Guaranteed Periods and issue a Contract.

   The date we apply your initial Annuity Premium to the appropriate Guaranteed Periods is the Effective Date for the Contract. You will begin to earn interest under the Contract as of this date. The Contract Year is based on the anniversary of your Effective Date.

Right to Cancel

    You may cancel your Contract by returning it to us with a written cancellation request within thirty days after you receive it. You must return the Contract and cancellation request to our Administrative Office or to the sales representative who sold it to you. If you return the Contract by mail, the effective date of the return will be the postmark date on your properly addressed and postage paid envelope. Upon receiving your returned Contract and cancellation request, we will refund the Account Value adjusted by the Market Value Adjustment (except for Individual Retirement Annuities returned within seven days of issuance), cancel the Contract, and treat it as though it had never been issued.

Annuity Premiums

    The Annuity Premium is the premium payment you send us to purchase or add to a Contract. The Annuity Premium payments accepted by Protective Life and Annuity Insurance Company under the Contract, will be accounted for in a non-unitized separate account. The assets of this separate account equal to the reserves and other contract liabilities are not chargeable with the liabilities arising out of any other business the Company conducts.

   We will only accept Annuity Premiums paid prior to the Annuitant's 90th birthday and we have the right not to accept any Annuity Premium if we so choose. The minimum Annuity Premium is $10,000. We also have the right to limit the total Annuity Premiums we accept without prior approval. Currently, this amount is $1,000,000. You can make an Annuity Premium payment in the form a check made out to Protective Life and Annuity Insurance Company or by any other method we deem acceptable.

   You allocate Annuity Premiums, less any applicable premium tax, to one or more of the Guaranteed Periods available when you pay the Annuity Premium. You must allocate at least $10,000 to each Guaranteed Period you choose and you may not select a Guaranteed Period that extends beyond the Annuity Commencement Date.

Guaranteed Periods and Sub-Accounts

    A Guaranteed Period is the period of years during which we will credit the Guaranteed Interest Rate to a Sub-Account. Currently, we offer a variety of Guaranteed Periods up to 10 years, though all Guaranteed Periods may not be available in all states. You may not select a Guaranteed Period that extends past an Annuitant's 90th birthday without our approval.

  Initial Guaranteed Period

    We will establish a Sub-Account for each Guaranteed Period to which you allocate an Annuity Premium. Each Sub-Account earns interest at the Guaranteed Interest Rate in effect for that Guaranteed Period from the date the Annuity Premium is credited to the Sub-Account through the end of the Guaranteed Period or until the Sub-Account is surrendered, if earlier.

  Subsequent Guaranteed Periods

    At the end of a Guaranteed Period, you may select from the following options:

  1.
  Surrender all or part of your ending Sub-Account value without a surrender charge or Market Value Adjustment;

  2.
  Instruct us to apply the ending Sub-Account value to one or more subsequent Guaranteed Periods that you select from the Guaranteed Periods we are then offering; or

  3.
  Do nothing and allow a subsequent Guaranteed Period automatically to begin.

  Surrenders at the end of a Guaranteed Period

    To surrender your ending Sub-Account value, you must request the surrender in writing no later than 10 days after the end of the expiring Guaranteed Period. If you surrender your ending Sub-Account value from a Non-Qualified Contract, any surrendered amount may be subject to income taxes, and a 10% IRS penalty tax may apply if you are not yet 59 1/2 years old.

  Selecting a subsequent Guaranteed Period

    To apply the ending Sub-Account value to one or more subsequent Guaranteed Periods, you must give us written instructions as to the Guaranteed Periods that you select no later than 10 days after the end of the expiring Guaranteed Period. You may select a subsequent Guaranteed Period only from the Guaranteed Periods we are offering at the time you make your selection. No subsequent Guaranteed Period may extend past the Annuity Commencement Date for your Contract. At least $10,000 must be allocated to any subsequent Guaranteed Period.

  Automatic subsequent Guaranteed Periods

    Unless you instruct otherwise, the Sub-Account Value at the end of an expiring Guaranteed Period will be allocated to a subsequent Guaranteed Period. The subsequent Guaranteed Period will be of the same duration as the expiring Guaranteed Period or, if we do not offer a Guaranteed Period of the same duration at that time or if such a Guaranteed Period would expire after the Annuity Commencement Date, the longest

Guaranteed Period we offer that is shorter than the expiring Guaranteed Period and does not extend past the Annuity Commencement Date. The new Sub-Account will earn interest at the Guaranteed Interest Rate in effect for that subsequent Guaranteed Period when your Sub-Account Value is allocated to it.

  Guaranteed Interest Rates in subsequent Guaranteed Periods

    Your beginning Sub-Account value for any subsequent Guaranteed Period earns interest at the rate that is in effect for that subsequent Guaranteed Period(s) on the date your subsequent Guaranteed Period(s) begins. Our Guaranteed Interest Rates for subsequent Guaranteed Periods may differ from our Guaranteed Interest Rates for initial Guaranteed Periods with the same duration.

Guaranteed Interest Rates

    From time to time and at our sole discretion we set Guaranteed Interest Rates for each available Guaranteed Period. A Guaranteed Interest Rate credited to a Sub-Account will not change during the Guaranteed Period. We may, at our discretion, offer higher interest rates on Annuity Deposits, renewals, or both if your Account Value or your Annuity Deposit is $100,000 or more.

   In determining Guaranteed Interest Rates, we consider the interest rates available on the types of instruments in which the Company intends to invest the proceeds attributable to the Contracts. (See "Investments by Protective Life and Annuity Insurance Company, page 17.) In addition, we may also consider various other factors in determining Guaranteed Interest Rates, including but not limited to the following factors: regulatory and tax requirements; sales commissions and administrative expenses the Company incurs; general economic trends; and competitive factors. Protective Life and Annuity Insurance Company makes the final determination as to Guaranteed Interest Rates it declares. We cannot predict nor do we guarantee what future interest rates we will declare.

Compounding of Interest

    The Guaranteed Interest Rate we declare for each Sub-Account is the annual effective interest rate for the Sub-Account, which means the declared interest rate includes the effects of compounding. Interest compounds daily in the Sub-Account for the duration of the Guaranteed Period. Below is an illustration of how interest is credited during each year of a five-year Guaranteed Period. For the purposes of this example, we have made assumptions as indicated.

   Please note that the following example assumes no surrenders or withdrawals of any amount and no premium taxes due on issuance. A Market Value Adjustment and surrender charge may apply to any full or partial surrender you make prior to the end of a Guaranteed Period (See "Surrenders," page 11). The hypothetical interest rates are for purposes of illustration only and we do not intend them as a prediction of any future interest rates we may declare under the Contract. The actual interest rates we declare for any Guaranteed Period may be more or less than what we have used in this illustration.

Example of Compounding at the Guaranteed Interest Rate

Deposit:	$100,000
Guaranteed Period:	5 Years
Guaranteed Interest Rate:	5.0%

		Year 1	Year 2	Year 3	Year 4	Year 5
Beginning of Year 1 Account Value:		$100,000.00
x	(1 + Guaranteed Interest Rate):	1.05
=	End or Year 1 Account Value:	$105,000.00
Beginning of Year 2 Account Value:			$105,000.00
x	(1 + Guaranteed Interest Rate):		1.05
=	End of Year 2 Account Value:		$110,250.00
Beginning of Year 3 Account Value:				$110,250.00
x	(1 + Guaranteed Interest Rate):			1.05
=	End of Year 3 Account Value:			$115,762.50
Beginning of Year 4 Account Value:					$115,762.50
x	(1 + Guaranteed Interest Rate):				1.05
=	End of Year 4 Account Value:				$121,550.62
Beginning of Year 5 Account Value:						$121,550.62
x	(1 + Guaranteed Interest Rate):					1.05
=	End of Year 5 Account Value:					$127,628.16
Total Interest Credited in Guaranteed Period: $127,628.16 - $100,000 = $27,628.16 Account Value at End of Guaranteed Period: $100,000 + $27,628.16 = $127,628.16

Interest Withdrawals

    Once each Contract year, you may instruct us to send you all or a portion of the interest credited to your Sub-Accounts during the prior Contract year. Your instructions must be in writing. Currently, for most Guaranteed Periods, you may establish automatic interest withdrawals that are paid to you monthly, quarterly, semi- annually or annually. We reserve the right to limit automatic interest withdrawals to one per Contract year upon notice to you.

   Interest withdrawals remove money from your Sub-Account that would otherwise have been compounding interest on a daily basis. Because of this interruption of interest compounding, the more you withdraw, the less interest your Sub-Account will generate over time. Larger withdrawals reduce the compounding of interest more than smaller withdrawals; frequent withdrawals hinder the compounding process more than infrequent withdrawals; and earlier withdrawals reduce your interest more than later withdrawals would.

   We will not impose a surrender charge or Market Value Adjustment on interest withdrawals but interest withdrawals may be subject to federal and state income tax. In addition, interest withdrawals from Contracts issued as Tax-Sheltered Annuities are prohibited in certain circumstances. (See "Federal Tax Matters," page 20.)

Account Values

    The value of a Sub-Account at any time is equal to the amounts that were allocated to that Sub-Account, plus any interest credited to it, minus any interest withdrawals and surrenders (including any surrender charges, Market Value Adjustment and premium taxes). The sum of the Sub-Account values in your Contract is called the Account Value and represents the total value of your Contract.

   The Net Sub-Account Value is equal to the Sub-Account value modified by any Market Value Adjustment, minus surrender charges, and premium taxes that would apply in the case of a full surrender of the Sub-Account. The Net Account Value, which is the sum of all the Net Sub-Account values under your Contract, is the amount you would be entitled to receive if you made a full surrender of your Contract. For this reason, the Net Account Value is sometimes called the "Surrender Value" of a Contract.

SURRENDERS

Surrenders

  Surrenders and Partial Surrenders

    You may surrender your entire Contract at any time. You may surrender part of the Contract if the value of each remaining Sub-Account is at least $10,000 after the surrender.

   Your surrender request must be in writing and, if you request a partial surrender, you must specify the Sub-Accounts from which the partial surrender will be taken. If you have more than one Sub-Account with the same Guaranteed Period, you must take the partial surrender from the Sub-Account with the shortest time remaining until maturity.

   Partial and full surrenders from Contracts issued as Tax-Sheltered Annuities are prohibited in certain circumstances. (See "Federal Tax Matters," page 20.)

  Taxes May Apply

    Amounts surrendered may be subject to federal and state income taxes. The taxable amount of a surrender may, under certain circumstances, be subject to a 10% federal tax penalty. In the case of Qualified Contracts, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, surrenders from Qualified Contracts may require your spouse's consent even if your spouse is not an Owner. (See "Federal Tax Matters," page 20.) Premium taxes may also apply. (See "Premium Tax," page 15.) You should consult your tax advisor about the effect a surrender from the Contract may have on your taxes.

  Delay of Payments

    We may delay payment of a surrender for up to six months from the date we receive your written request, or for the period permitted by state insurance law, if less.

Surrender Value

    The surrender value is the amount available to you upon a surrender or partial surrender. The surrender value is calculated as of the date we receive your surrender request using the following formula:

    Surrender Value = A - S - M - P, where
    A = the amount of account value you surrender;
    S = the amount of the surrender charge;
    M = the amount of the Market Value Adjustment;
    P = the amount of any applicable premium tax.

Surrender Charges

    Surrenders and partial surrenders may be subject to a surrender charge. Generally, we will assess a surrender charge if you take a surrender during the first seven years of any Guaranteed Period. We calculate the surrender charge separately for each Sub-Account. We determine the amount of the surrender charge for each Sub-Account as follows:

  1.
  We subtract any amount available as an interest withdrawal from the surrender amount requested;

  2.
  We adjust the result of step one by the Market Value Adjustment, which gives us the "Adjusted Account Value;" then

  3.
  We apply the appropriate surrender charge percentage, indicated in the tables below, to the Adjusted Account Value.

SURRENDER CHARGE PERCENTAGE FOR INITIAL GUARANTEED PERIODS

	Premium Year during which Surrender is Taken
Guaranteed Period
	1	2	3	4	5	6	7	8	9	10
1	1%
2	2%	1%
3	3%	2%	1%
4	4%	3%	2%	1%
5	5%	4%	3%	2%	1%
6	6%	5%	4%	3%	2%	1%
7-10	7%	6%	5%	4%	3%	2%	1%	0%	0%	0%

SURRENDER CHARGE PERCENTAGE FOR SUBSEQUENT GUARANTEED PERIODS

	Premium Year during which Surrender is Taken
Guaranteed Period
	1	2	3	4	5	6	7	8	9	10
1	1%
2	2%	1%
3	3%	2%	1%
4	4%	3%	2%	1%
5	5%	4%	3%	2%	1%
6	5%	5%	4%	3%	2%	1%
7-10	5%	5%	5%	4%	3%	2%	1%	0%	0%	0%

We do not apply surrender charge:

  •
  after the first seven years of any Guaranteed Period;

  •
  to interest withdrawals;

  •
  to surrenders at the end of a Guaranteed Period, if we receive written request within 10 days after the end of the Guaranteed Period.

The Market Value Adjustment

    We will apply a Market Value Adjustment if you request a full or partial surrender before the end of a Sub-Account's Guaranteed Period. The Market Value Adjustment reflects the general relationship between interest rates available when a Sub-Account was established and the interest rates available at the time of the surrender from that Sub-Account.

   The Market Value Adjustment formula contains a 0.25% set percentage factor that compensates the company for certain expenses and losses that we may incur, either directly or indirectly, as a result of the surrender. Another factor in the formula decreases the effect of the Market Value Adjustment as the Sub-Account matures by taking into consideration the number of months remaining in the Guaranteed Period from which the surrender is taken.

   Like the Surrender Charge, the Market Value Adjustment is calculated separately for each Sub-Account. We determine the amount of the Market Value Adjustment for each Sub-Account by subtracting any amount available as an interest withdrawal from the surrender amount requested, and then multiplying the result by the Market Value Adjustment percentage derived from the formula below:

Market Value Adjustment Percentage = (C – I + 0.25%) x (N/12), where

C = the Guaranteed Interest Rate currently in effect for a Guaranteed Period equal to the time remaining in the Guaranteed Period from which the surrender is being made. Linear interpolation will be used to determine C when the time remaining is not an integral number of whole years. When the time remaining is less than one year, C will be the current one year rate;
I = the Guaranteed Interest Rate initially established for the Guaranteed Period from which the surrender is being made;
N = the number of months remaining in the Guaranteed Period from which the surrender is being made.

   We will determine the Guaranteed Interest Rate in C based on the same factors used in determining the Guaranteed Interest Rate in I, including whether the original Guaranteed Period was an initial Guaranteed Period or a subsequent Guaranteed Period, and whether or not I included excess rate. In the event that we no longer calculate a current Guaranteed Intrerest Rate, we will use a suitable replacement index.

   The Market Value Adjustment may increase or decrease the Surrender Value. If, at the time of the surrender, the interest rate determined for C is more than 0.25% lower than the interest rate determined for I, the Market Value Adjustment will increase the Surrender Value. Otherwise, the Market Value Adjustment will decrease the Surrender Value.

   We will include the Market Value Adjustment in the amount we deduct from the Sub-Account to satisfy your surrender request. The total Market Value Adjustment for your surrender is the sum of the Market Value Adjustments for each Sub-Account from which the surrender is taken.

   We do not apply the Market Value Adjustment to an interest withdrawal. When calculating the Market Value Adjustment, we subtract any amount available as an interest withdrawal before we apply the Market Value Adjustment. If we receive your written surrender request no later than ten days after the end of a Sub-Account's Guaranteed Period, we do not apply the Market Value Adjustment to surrenders from that Sub-Account.

   Please note that the following example assumes no interest withdrawals, no premium taxes due on issuance, and no surrenders other than those shown in the example. The hypothetical interest rates are for purposes of illustration only and we do not intend them as a prediction of any future interest rates we may declare under the Contract. The actual interest rates we declare for any Guaranteed Period may be more or less than what we have used in this illustration.

MARKET VALUE ADJUSTMENT AND SURRENDER CHARGE EXAMPLES
FULL SURRENDER AFTER COMPLETION OF YEAR 3

Guaranteed Period (years):	3	5	7	Total
Initial —
Annuity Deposit:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
Guaranteed Interest Rate:	5.00%	5.20%	5.40%
Year 1 —
Beginning of Year Account Value:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
x (1 + Guaranteed Interest Rate):	1.050	1.052	1.054
= End of Year Account Value:	$10,500.00	$10,520.00	$10,540.00	$31,560.00
– Beginning of Year Account Value:	$10,000.00	$10,000.00	$10,000.00	$30,000.00
= Interest Earned during Year:	$500.00	$520.00	$540.00	$1,560.00
Year 2 —
Beginning of Year Account Value:	$10,500.00	$10,520.00	$10,540.00	$31,560.00
x (1 + Guaranteed Interest Rate):	1.050	1.052	1.054
= End of Year Account Value:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
– Beginning of Year Account Value:	$10,500.00	$10,520.00	$10,540.00	$31,560.00
= Interest Earned during Year:	$525.00	$547.04	$569.16	$1,641.20
Year 3 —
Beginning of Year Account Value:	$11,025.00	$11,067.04	$11,109.16	$33,201.20

x (1 + Guaranteed Interest Rate):	1.050	1.052	1.054
= End of Year Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Beginning of Year Account Value:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
= Interest Earned during Year:	$551.25	$575.49	$599.89	$1,726.63
After Completion of Year 3 —
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Prior Year's Interest:	$551.25	$575.49	$599.89	$1,726.63
= Amount Subject to Market Value Adjustment:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
Number of Months Remaining in the Guaranteed Period:	0	24	48
Example #1 — Increasing Interest Rate Environment
Current Remaining Interest Rate:	5.50%	5.70%	5.90%
– Initial Guaranteed Interest Rate:	5.00%	5.20%	5.40%
+ 0.25%:	0.25%	0.25%	0.25%
x Number Months Remaining / 12:	0.00	2.00	4.00
= Market Value Adjustment Percentage:	0.00%	1.50%	3.00%
x Subjected Amount:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
= Market Value Adjustment:	$0.00	$166.01	$333.27	$499.28
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$166.01	$333.27	$499.28
= Adjusted Account Value:	$11,576.25	$11,476.52	$11,375.76	$34,428.55
– Prior Year's Interest:	$551.25	$575.49	$599.89	$1,726.63
= Amount Subject to Surrender Charge:	$11,025.00	$10,901.03	$10,775.89	$32,701.92
x Surrender Charge Percentage:	0.00%	2.00%	4.00%
= Surrender Charge:	$0.00	$218.02	$431.04	$649.06
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$166.01	$333.27	$499.28
= Surrender Charge:	$0.00	$218.02	$431.04	$649.06
= Surrender Value:	$11,576.25	$11,258.50	$10,944.74	$33,779.49
Example #2 — Decreasing Interest Rate Environment
Current Remaining Interest Rate:	4.50%	4.70%	4.90%
– Initial Interest Rate:	5.00%	5.20%	5.40%
+ 0.25%:	0.25%	0.25%	0.25%
x Number Months Remaining / 12:	0.00	2.00	4.00
= Market Value Adjustment Percentage:	0.00%	-0.50%	-1.00%
x Subjected Amount:	$11,025.00	$11,067.04	$11,109.16	$33,201.20
= Market Value Adjustment:	$0.00	$(55.34)	$(111.09)	$(166.43)
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$(55.34)	$(111.09)	$(166.43)
= Adjusted Account Value:	$11,576.25	$11,697.86	$11,820.15	$35,094.26
– Prior Year's Interest:	$551.25	$575.49	$599.89	$1,726.63
– Amount Subject to Surrender Charge:	$11,025.00	$11,122.38	$11,220.25	$33,367.63
x Surrender Charge Percentage:	0.00%	2.00%	4.00%
= Surrender Charge:	$0.00	$222.45	$448.81	$671.26
Account Value:	$11,576.25	$11,642.53	$11,709.05	$34,927.83
– Market Value Adjustment:	$0.00	$(55.34)	$(111.09)	$(166.43)
– Surrender Charge:	$0.00	$222.45	$448.81	$671.26
= Surrender Value:	$11,576.25	$11,475.41	$11,371.34	$34,423.00

Premium Tax

    Premium tax (including related retaliatory taxes and fees, if any) will be deducted when applicable. If your Contract is subject to a premium tax, we will deduct it according to applicable law from either your Annuity Premiums when received, upon a full or partial surrender, from the amount applied to an annuity option, or from the death benefit. The current rate of premium tax ranges up to 3.50%. Currently, New York does not impose premium tax.

DEATH BENEFIT

Death of an Owner

    If any Owner dies prior to the Annuity Commencement Date while the Contract is in force, we will pay a death benefit to the Beneficiary. If there are joint Owners to a Contract and one dies prior to the Annuity Commencement Date, the surviving Owner will be the Beneficiary. If there is no Beneficiary living or named, we will pay the death benefit to the estate of the deceased Owner. If any Owner is not a natural person, the death of the Annuitant will be treated as the death of an Owner.

Determining the Death Benefit

    We will determine the death benefit as of the date we receive due proof of an Owner's death. If we receive a claim for the death benefit in good order and within 12 months of the date of the Owner's death, the death benefit will be the greater of the Net Account Value or the Account Value less applicable premium tax. If we receive the claim 12 months or more after the date of death, the death benefit will be the Net Account Value.

Paying the Death Benefit

    Only one death benefit is payable under a Contract, even though the Contract may, under some circumstances, continue beyond the time of an Owner's death.

   The death benefit may be taken in one lump sum immediately, in which event the Contract will terminate. If the death benefit is not taken immediately as a lump sum, the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or

  (2)
  the entire interest must be distributed within five years of the Owner's death.

    If the Beneficiary is the deceased Owner's spouse, the surviving spouse may choose, in lieu of taking the death benefit, to continue the Contract and become the new Owner. The surviving spouse may then select a new Beneficiary. Upon the surviving spouse's death, the death benefit will become payable to the new Beneficiary and must then be distributed to the new Beneficiary in one sum immediately or according to option 1 or 2, described above.

   If there is more than one Beneficiary, these provisions apply to each Beneficiary individually.

   The death benefit provisions of this Contract shall be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code. We reserve the right to endorse this Contract, as necessary, to conform to regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

ANNUITY BENEFITS

Annuity Commencement Date

    You may select an Annuity Commencement Date when you purchase a Contract. The Annuity Commencement Date may not be earlier than the end of any Guaranteed Period nor later than the Annuitant's 90th birthday. If you do not select one, the Annuity Commencement Date will be the end of the Contract year immediately before the Annuitant's 90th birthday.

   You may change the Annuity Commencement Date, subject to some general restrictions:

  •
  You must request the change in writing.

  •
  We must receive the written request at least 30 days before the new Annuity Commencement Date you requested.

  •
  The new Annuity Commencement Date may not come before the end of any existing Guaranteed Period.

  •
  Unless we agree prior to the change, the new Annuity Commencement Date may not be later than the Annuitant's 90th birthday.

    Once our Administrative Office notifies you that we have received and approved your written request to change the Annuity Commencement Date, the change will be made effective as of the date you signed the request.

   Annuity Commencement Dates that occur after the Annuitant's 90th birthday may have adverse income tax consequences so you should consult your tax advisor before requesting an Annuity Commencement Date at these advanced ages. You may be required to begin distributions from Qualified Contracts before the Annuity Commencement Date. (See "Federal Tax Matters," page 20.)

Annuity Options

    On the Annuity Commencement Date we will apply part or all of your Account Value to the annuity option you have selected. If you have not selected an annuity option, we will apply your Account Value to Option 3 — Life Income with Payments for a 10 Year Certain Period. You may select from the following annuity options. For qualified Contracts, additional annuity options may apply with certain restrictions.

   • OPTION 1 — PAYMENTS FOR A FIXED PERIOD.
   We will make equal payments for any period not less than five years nor more than 30 years. The amount of each payment depends upon the total amount applied, the period selected and the interest rate we are using when the annuity payments are determined.

   • OPTION 2 — PAYMENTS FOR LIFE.
   We will make equal payments based on the life of the named Annuitant or Annuitants. Payments stop when the last Annuitant dies, no matter how few or how many payments have been made.

    • OPTION 3 — LIFE INCOME WITH PAYMENTS FOR A 10 YEAR CERTAIN PERIOD.
   We will make equal payments based on the life of 1 or 2 named Annuitants. Payments will continue for the lifetime of the Annuitant(s) with payments guaranteed for 10 years. Payments stop at the end of the certain period or when the last Annuitant die(s), whichever is later.

   Other annuity options may be available on your Annuity Commencement Date.

Annuity Payments

    We will use the Annuitant's age on the Annuity Commencement Date to determine the amount of the payments under the Annuity Option you select.We calculate the amount of each annuity payment using the

Annuity Tables published in the Contract. Those tables are based on the 1983 Individual Annuitant Mortality Table A projected 14 years with interest credited at 3% per annum. One year will be deducted from the attained age of the Annuitant for every three completed years beyond the year 1997. If, at the time you select an annuity option, we offer more favorable options or rates, the higher benefits will apply.

   Generally, we will make the first annuity payment one month after the Annuity Commencement Date. We will make subsequent payments according to the payment mode you select. We reserve the right to pay the Net Account Value in a lump sum if it is less than $5,000, and to change the frequency of your annuity payments if at any time the annuity payment is less than our current minimum payment amount.

   As a condition for making the first annuity payment, we may require proof of the Annuitant's age and gender. As a condition for continuing to make annuity payments, we may at any time require proof that an Annuitant is still living. You may not surrender this Contract after annuity payments begin.

Death of the Owner or Annuitant After the Annuity Commencement Date

    If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all the annuity payments have been made, we will distribute any remaining payments at least as rapidly as under the annuity option in effect on the date of death. After the death of an Annuitant, we will make any remaining payments to the Beneficiary unless you specified otherwise before the Annuitant died.

INVESTMENTS BY PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

    Protective Life's investment philosophy is to maintain a portfolio that is matched to its liabilities with respect to yield, risk, and cash flow characteristics. The types of assets in which Protective Life may invest are governed by state laws which prescribe permissible investment assets. Within the parameters of these laws, Protective Life invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

   In establishing Guaranteed Interest Rates, the Company takes into account, among other things, the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Determination of Guaranteed Interest Rates" on page 9.) Protective Life's investment strategy with respect to the proceeds attributable to the Contracts will be to invest primarily in investment-grade debt instruments having durations tending to match the applicable Guaranteed Periods. It is also anticipated that some portion of the portfolio will be invested in commercial mortgages. Protective Life may also invest in lower than investment-grade debt instruments.

   Investment-grade debt instruments in which Protective Life intends to invest the proceeds from the Contracts include:

  Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

      Mortgaged-backed and corporate debt securities which have an investment grade, at the time of purchase, within the four highest-grades assigned by Moody's Investors Service, Inc. (Aaa, Aa, A, Baa), Standard & Poor's Corporation ("S&P") (AAA, AA, A, or BBB) or any other nationally recognized rating service. Protective Life considers bonds rated Baa or higher by Moody's or BBB or higher by S&P to be investment grade. At December 31, 1999, 96.8% of bonds in which Protective Life invests were considered investment grade; 39.9% of these bonds were rated Baa or BBB.

      Mortgage-backed securities are based upon residential mortgages which have been pooled into securities. Mortgage-backed securities may have greater cash flow volatility as a result of the pass-through of prepayments of principal on the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates.

      Debt obligations which have a Moody's or Standard & Poor's rating below investment-grade may comprise a portion of the portfolio. Risks associated with investments in less than investment-grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment-grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment-grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

      Fixed maturity securities rated BBB may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturity securities.

      The Company's primary mortgage lending emphasis has been on small commercial mortgage loans to finance shopping centers that provide for the necessities of life to people within a smaller city or town. The Company has been making this type of loan for many years with little principal loss over that time.

      Annuity Premium payments accepted by the Company under the Contracts will be allocated to and accounted for in a non-unitized separate account. The assets of this separate account equal to the reserves and other contract liabilities are not chargeable with the liabilities arising out of any other business the Company conducts. The separate account is a pool of assets that provides an additional measure of assurance that Owners will receive full payment. It is not an investment vehicle in whose performance Owners will have any interest. The federal government or its instrumentalities does not guarantee the Contracts. Protective Life backs the guarantees associated with the Contracts.

      While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contracts according to any particular strategy, except as may be required by the insurance laws of Alabama and other states in which we operate.

OTHER CONTRACT PROVISIONS

Non-Participating

    The Contract does not share in our surplus or profits and does not pay dividends.

Notice

    All instructions and requests to change or assign a Contract must be in a written form acceptable to us and signed by the Owner. The instruction, change or assignment will relate back to and take effect on the date it was signed, but we will not be responsible for following any instruction or making any change or assignment before we receive it and acknowledge it through our Administrative Office. Send correspondence to: Investment Products Services, P. O. Box 10648, Birmingham, Alabama 35202-0648.

Reports

    At least once each year, we will send you a report showing the current Account Value, Sub-Account value, and any other information required by law.

Transactions and Modification of the Contract

    Currently, you must make any request for a change or transaction under your Contract in writing and on a form acceptable to Protective Life. Changes and transactions under your Contract include actions such as: paying additional Annuity Premiums; requesting surrenders or interest withdrawals; changing the Annuity Commencement Date; annuity option, or Annuitant; or making a death benefit claim. No one is authorized to modify or waive any term or provision of the Contract unless we agree and unless it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of the Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure the Contract continues to qualify as an annuity under the Internal Revenue Code. We will send you a copy of any endorsement that modifies your Contract and will obtain all necessary approvals including, where required, that of the Owner.

Assignment of a Contract

    You have the right to assign a Contract if it is permitted by applicable law. Generally, you do not have the right to assign a Qualified Contract. We do not assume responsibility for any assignment. Any claim made under an assignment is subject to proof of the nature and extent of the assignee's interest before we make a payment. Assignments have federal income tax consequences. An assignment may result in the Owner recognizing taxable income. (See, "Federal Tax Matters," page 20.)

Facility of Payment

    If the Annuitant or Beneficiary is incapable of giving a valid receipt for any payment, we may make payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

    To the extent permitted by law, no benefits payable under a Contract will be subject to the claims of creditors of any payee.

Error in Age or Gender

    When a Contract benefit depends upon any person's age or gender, we may require proof of such. We may suspend the benefit until we receive that proof. When we receive satisfactory proof, we will make any payments that were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based on gender.

   If, after we receive proof of age and gender (where applicable), we determine that the information you furnished to us was not correct, we will adjust the benefits under your Contract to that which would have been due based upon the correct information. If we underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective rate of 3%.

DISTRIBUTION OF THE CONTRACTS

    Investment Distributors, Inc., ("IDI") is the principal underwriter for the Contracts and has agreed to use its best efforts to distribute them. IDI is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers ("NASD"). IDI is a wholly owned subsidiary of Protective Life Corporation.

   IDI enters into distribution agreements with other broker-dealers registered under the Securities Exchange Act of 1934. These broker-dealers offer the Contracts to individuals and groups who have established accounts with them. IDI may also offer the Contracts to members of certain other eligible groups or other eligible individuals.

   Unless forbidden by law, we pay a commission on each Annuity Premium and on the Sub-Account Value transferred to a subsequent Guaranteed Period. The maximum commission we will pay is 7%.

FEDERAL TAX MATTERS

Introduction

    The following discussion of the federal income tax treatment of the Contracts is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contracts is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

   This discussion does not address state or local tax consequences associated with the purchase of the Contracts. In addition,  the Company makes no guarantee regarding any tax treatment — federal, state or local  — of any contract or of any transaction involving a contract.

The Company's Tax Status

    The Company is taxed as a life insurance company under Subchapter L of the Code. The assets underlying the Contracts will be owned by the Company, and the income derived from such assets will be includible in the Company's income for federal income tax purposes.

Taxation of Annuities in General

Tax Deferral During Accumulation Period

    Under existing provisions of the Code (and except as described below), the Contracts should be treated as annuities and any increase in an Owner's Account Value is generally not taxable to the Owner or Annuitant until received, either in the form of Annuity payments as contemplated by the Contracts, or in some other form of distribution.

   As a general rule, Contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuities for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner during the taxable year. There are several exceptions to this general rule for Contracts held by non-natural persons. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

   In addition, exceptions to the general rule for non-natural Contract owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) Contracts issued in connection with certain Qualified Plans, (3) Contracts purchased by employers upon the termination of certain Qualified Plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

   If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age, e.g., past age 85, it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the Owner would be taxable currently on the annual increase in the Account Value.

   The remainder of this discussion assumes that the Contract will constitute an annuity for federal tax purposes.

Taxation of Interest Withdrawals and Partial and Full Withdrawals

    In the case of an interest withdrawal or partial surrender, amounts received generally are includable in income to the extent the Owner's Account Value before the withdrawal or partial surrender exceeds his or her "investment in the contract." In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes the investment in the contract at any time equals the premiums paid under the Contract (to the extent such premium payments were neither deductible when made nor excludable from income as, for example, in the case of certain employer contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income.

   Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Account Value is treated as a withdrawal of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between the Account Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

   There is some uncertainty regarding the treatment of the Market Value Adjustment for purposes of determining the amount includable in income as a result of any interest withdrawal, partial surrender, assignment or pledge, or transfer without adequate consideration. Congress has given the Internal Revenue Service ("IRS") regulatory authority to address this uncertainty. However, as of the date of this Prospectus, the IRS has not issued any regulations addressing these determinations.

Taxation of Annuity Payments

    Normally, the portion of each Annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. The exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract, adjusted for any period certain or refund feature, to the total expected value of Annuity payments for the term of the Contract (determined under Treasury Department regulations).

   Once the total amount of the investment in the contract is excluded using this ratio, Annuity payments will be fully taxable. If Annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the Annuitant in his last taxable year.

   There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

Example of Determination of Excludable Amount

Assumptions:
Cost basis (investment) in contract:	$70,000
Annuity option selected:	10 year certain period
Payment frequency:	monthly, with the initial payment made immediately upon annuitization
Hypothetical payment:	$1,000
Calculations:
Total payments =	Hypothetical payment multiplied by the number of payments to be made: $1,000 x 120 = $120,000

Exclusion ratio =	Cost basis divided by the total payments: $70,000 ÷ $120,000 = 58.33%
Excludable amount =	Exclusion ratio multiplied by the hypothetical payment: 58.33% x $1,000 = $583.33

Taxation of Death Benefit Proceeds

    Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the Contract, at that time, or (2) if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract is deemed to be recovered, and all Annuity payments thereafter are fully includible in income.

   Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding", page 25.) In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollover Rules", page 24.)

Penalty Tax on Premature Distributions

    Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the taxable amount of any payment from the Contract unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner becoming disabled (as defined in the tax law); (c) made on or after the death of the Owner, or, if an Owner is not an individual, on or after the death of the Primary Annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or (e) made under a Contract purchased with a single premium when the Annuity Commencement Date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the Annuity period. (Similar rules, described below, generally apply in the case of Qualified Contracts issued.)

Aggregation of Contracts

    In certain circumstances, the IRS may determine the amount of an Annuity payment or a withdrawal or surrender from a Contract that is includable in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including interest withdrawals prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the time when income is taxable and the amount which might be subject to the 10% penalty tax described above.

Loss of Interest Deduction Where Contracts Are Held by or for the Benefit of
Certain Non-natural Persons

    In the case of Contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not effect Contracts where the income on such Contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax advisor.

Qualified Retirement Plans

In General

    The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the Contract requires an Annuity Premium of at least $10,000. Numerous special tax rules apply to participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, no attempt is made in this prospectus to provide more than general information about the use of the Contracts with the various types of Qualified Plans.

   The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans and vary with the type of plan. Also, in the case of interest withdrawals, full and partial surrenders, and Annuity payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable.

   If a Contract is issued in connection with a Qualified Plan, the Owner and the Annuitant must be the same person. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such case, the Owner may need the consent of the spouse or ex-spouse to change annuity options, elect an interest withdrawal, or make a partial or full surrender of the Contract.

   In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts generally must commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

   There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment (a) received on or after the Owner reaches age 59 1/2, (b) received on or after the Owner's death or because of the Owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and the Owner's designated Beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

   When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

   Following are brief descriptions of various types of Qualified Plans in connection with which the Company will generally issue a Contract.

   Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements discussed below, distributions from certain Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an "Education IRA" under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or as a "SIMPLE IRA" under Section 408(p) of the Code.

   Corporate and Self-Employed ("H.R.10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. Employers intending to use the Contract in connection with such plans should seek competent advice.

   Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. Section 403(b) Policies contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if the employee has reached age 59 1/2 separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship shall be limited to actual contributions; earnings thereon shall not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Amount Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

Direct Rollover Rules

    In the case of Contracts used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, or in the case of a Section 403(b) Tax-Sheltered Annuity, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, or Section 403(b) tax sheltered annuity or custodial account, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more or hardship distributions as defined in the tax law).

   Under these requirements, withholding at a rate of 20 percent will be imposed on any eligible rollover distribution. In addition, the Owner in these qualified retirement plans cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20 percent withholding will not apply if, instead of receiving the eligible rollover distribution, the Owner elects to have amounts directly transferred to certain Qualified Plans (such as to an Individual Retirement Annuity). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

Federal Income Tax Withholding

    The Company will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies the Company at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic Annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. The withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the Annuity Commencement Date and conversions of, or roll-overs from, non-Roth IRAs to Roth IRAs) is 10%. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As described above, the withholding rate applicable to eligible rollover distributions is 20%.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

BUSINESS

    Protective Life and Annuity Insurance Company, a stock life insurance company, was founded in 1978 as American Foundation Life Insurance Company. Effective March 1, 1999, the Company was renamed Protective Life and Annuity Insurance Company. All outstanding shares of the Company's common stock are owned by Protective Life Insurance Company ("PLICO"), which is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose common stock is traded on the New York Stock Exchange under the symbol "PL". All outstanding shares of the Company's preferred stock are owned by PLC. The Company is authorized to transact insurance business, as an insurance company or a reinsurance company, in 48 states, including New York.

   PLC through its subsidiaries provides financial services through the production, distribution, and administration of insurance and investment products. PLC through its subsidiaries operates seven divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. The life insurance category includes the Acquisitions, Individual Life, and West Coast Divisions. The specialty insurance products category includes the Dental and Consumer Benefits ("Dental") and Financial Institutions Divisions. The retirement savings and investment products category includes the Stable Value Products and Investment Products Divisions.

   The Company, since it is licensed in the State of New York, is the entity through which PLC markets, distributes, and services insurance and annuity products in New York. As of December 31, 1999, the Company was involved in the businesses of four of PLC's seven divisions: the Acquisitions Division, the Dental Division, the Financial Institutions Division and the Investment Products Division. The Company has an additional business segment which is described herein as Corporate and Other.

   PLICO has entered into an inter-company guaranty agreement, enforceable by the Company or its successors, whereby PLICO has guaranteed the Company's payment of claims made by the holders of Company policies according to the terms of such policies. The guarantee will remain in force until the earlier of (a) when the Company achieves a claims-paying rating equal to or better than PLICO without the benefit of any inter-company guaranty agreement or (b) 90 days after the guaranty agreement is revoked by written instrument; provided, however, even after any revocation or termination by such notice, the guarantee shall remain effective as to policies issued during the existence of the guaranty agreement.

Acquisitions Division

    PLC is an active participant in the consolidation of the life insurance industry. The Acquisitions Division focuses on acquiring, converting, and servicing policies acquired from other companies. The Division's primary focus is on life insurance policies that were sold to individuals. These acquisitions may be accomplished through acquisitions of companies or through the reinsurance of blocks of policies from insurers. Forty transactions have been closed by the Division since 1970, including 13 since 1989. Some of these transactions involved the Company. Blocks of policies acquired through the Acquisitions Division are usually administered as "closed" blocks,  i.e., no new policies are being marketed. Therefore, the amount of insurance in force for a particular acquisition is expected to decline with time due to lapses and deaths of the insureds.

   Most acquisitions closed by PLC do not include the acquisition of an active sales force. In transactions where some marketing capacity was included, PLC generally either ceased future marketing efforts or redirected those efforts to another Division of PLC. However, in the case of the acquisition of West Coast which was closed by PLC's Acquisitions Division, PLC elected to continue the marketing of new policies and to operate and report West Coast as a separate division of PLC.

   PLC believes that its highly focused and disciplined approach to the acquisition process and its extensive experience in the assimilation, conservation, and servicing of purchased books of business give it a significant competitive advantage over many other companies that attempt to make similar acquisitions. PLC expects acquisition opportunities to continue to be available as the life insurance industry continues to consolidate; however, management believes that PLC may face increased competition for future acquisitions.

   Total revenues and income before income tax from the Acquisitions Division are expected to decline with time unless new acquisitions are made. Therefore, the Division's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity involving the Company.

Dental Division

    The PLC Dental Division's primary strategic emphasis is on indemnity and prepaid dental products. The Company supports this effort by providing indemnity dental insurance in the State of New York. Also included in this Division of the Company is a closed block of group life insurance policies issued in New York.

Financial Institutions Division

    PLC's Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division is one of the largest independent writers of credit insurance in the United States. The majority of these policies cover consumer loans made by financial institutions located primarily in the southeastern United States and automobile dealers throughout the United States. The demand for credit life and credit health insurance is related to the general level for consumer loans.

   The Division markets through employee field representatives, independent brokers and wholly-owned subsidiaries. PLC believes it has been a beneficiary of a "flight to quality," as financial institutions and automobile dealers increasingly prefer to do business with insurers having quality products, strong balance sheets and high-quality training and service capabilities.

   In late 1997, the Financial Institution Division began marketing policies through the Company in the State of New York.

Investment Products Division

    The Investment Products Division of PLC manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, (including ProEquities, Inc., a securities broker-dealer and subsidiary of PLC), but are also sold through financial institutions and PLC's Individual Life Division's sales force. The demand for annuity products is related to the general level of interest rates and performance of equity markets. During 1998 the Investment Products Division began marketing certain annuity products through the Company in the State of New York.

Corporate and Other

    The Corporate and Other segment consists of net investment income and revenue and expenses not attributable to the business segments described above (including net investment income on capital). The earnings of this segment may fluctuate from year to year.

SELECTED FINANCIAL DATA

    The following Selected Financial Data for the Company should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

SELECTED FINANCIAL DATA

	Year Ended December 31
	1999	1998	1997	1996	1995
INCOME STATEMENT DATA
Premiums and policy fees	$36,130,966	$9,767,144	$8,415,833	$9,458,003	$6,925,097
Net investment income	28,714,951	10,678,166	6,233,845	6,611,489	5,507,867
Realized investment gains (losses)	89,550	127,769	(59,889)	(28,070)	838,977
Other income	90,289	(598)	8,718	2,406	(8)

Total revenues	$65,025,756	$20,572,481	$14,598,507	$16,043,828	$13,271,933

Benefits and expenses	$51,968,571	$17,218,957	$11,802,364	$12,383,026	$9,088,603
Income tax expense	$3,656,012	$938,986	$950,689	$1,244,673	$1,422,332
Net income	$9,401,173	$2,414,538	$1,845,454	$2,416,129	$2,760,998
	December 31
	1999	1998	1997	1996	1995
BALANCE SHEET DATA
Total assets	$609,497,829	$604,629,566	$106,147,458	$110,954,096	$119,052,638
Redeemable preferred stock	—	—	—	—	$2,000,000
Stockholders' equity	$115,298,125	$131,238,617	$25,450,141	$22,547,113	$22,602,564
Stockholders' equity excluding net unrealized gains and losses on investments	$126,642,989	$122,430,008	$24,740,954	$22,995,500	$21,679,371

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This report includes "forward looking statements" which express expectations of future events and/or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the Company cannot give assurance that such statements will prove to be correct. Please refer to Known Trends and Uncertainties herein for more information about factors which could affect future results.

Results of Operations

Premiums and Policy Fees

    The following table sets forth for the periods shown the amount of premiums and policy fees and the percentage change from the prior period:

Premiums and Policy Fees

Year Ended December 31	Amount	Percentage Increase (Decrease)
1997	$8,415,833	(11.0)%
1998	9,767,144	16.1
1999	36,130,966	269.9

   Premiums and policy fees, net of reinsurance ("premiums and policy fees") increased $1.4 million or 16.1% in 1998 as compared to 1997. The coinsurance by the Acquisitions Division of a block of policies from Lincoln National Corporation in October 1998 resulted in a $3.6 million increase in premiums and policy fees in 1998 as compared to 1997. The Dental Division's loss of a large customer at December 31, 1997 resulted in a $2.8 million decrease in premiums and policy fees in 1998 as compared to 1997. The Financial Institution Division began operating through the Company in late 1997. Premiums and policy fees from the Financial Institutions Division were $0.8 million higher in 1998 as compared to 1997 reflecting a full year of operations in 1998 as compared to a partial year in 1997.

   Premiums and policy fees, net of reinsurance increased $26.4 million or 269.9% in 1999 over 1998. The coinsurance by the Acquisitions Division of a block of policies from Lincoln National Corporation in October 1998 resulted in a $29.0 million increase in premiums and policy fees in 1999 as compared to 1998. Premiums and policy fees from the Financial Institutions Division were $1.2 million higher in 1999 as compared to 1998. Of this increase, $0.4 million is attributable to the recapture of a block of credit life and disability policies which had been previously ceded. Both the Dental and Investment Products Divisions experienced small increases in premiums in 1999 as compared to 1998.

Net Investment Income

    The following table shows the amount of net investment income for the stated period, the percentage change from the prior period, and the percentage earned on average cash and investments:

Net Investment Income

Year Ended December 31	Amount	Percentage Increase (Decrease)	Percentage Earned on Average Cash and Investments
1997	$6,233,845	(5.7)%	6.5%
1998	10,678,166	71.3	6.4
1999	28,714,951	168.9	6.4

   Net investment income for 1998 was $10.7 million, 71.3% higher, than for the preceding year. The increase from 1997 to 1998 was primarily due to increases in the average amount of invested assets associated with the coinsurance transaction described above.

   Net investment income for 1999 was $18.0 million or 168.9% higher than for the preceding year primarily due to a full year's worth of earnings on the invested assets associated with the coinsurance transaction described above. The percentage earned on average cash and investments was 6.4% in 1999 and 1998.

Realized Investment Gains (Losses)

    The Company generally purchases its investments with the intent to hold them to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale." The sales of investments that have occurred generally result from portfolio management decisions to maintain proper matching of assets and liabilities. The following table sets forth realized investment gains for the periods shown:

Realized Investment Gains (Losses)

Year Ended December 31	Amount
1997	$(59,889)
1998	127,769
1999	89,550

   Realized investment gains in 1998 of $627.8 thousand were largely offset by a realized investment loss of $500,000 thousand recorded when the Company established an allowance for uncollectible amounts on investments. In 1999, realized investment gains of $0.3 million were largely offset by realized investment losses of $0.2 million.

Income Before Income Tax

    The following table sets forth operating income or loss and income or loss before income tax by business segment for the periods shown:

Income (Loss) Before Income Tax

	Operating Income (Loss) and Income (Loss) Before Income Tax Year Ended December 31
	1999	1998	1997
Operating Income (Loss)(1)
Life Insurance
Acquisitions	$12,159,598	$3,408,955	$1,621,102
Specialty Insurance Products
Dental	489,179	736,761	609,843
Financial Institutions	910,419	387,194	7,946
Retirement Savings and Investment Products
Investment Products	(714,839)	(58,991)
Corporate and Other	123,278	(1,248,164)	617,141

Total Operating income	12,967,635	3,225,755	2,856,032

Realized Investment Gains (Losses)
Unallocated Realized Investment Gains	89,550	127,769	(59,889)

Total net	89,550	127,769	(59,889)

Income (Loss) Before Income Tax
Life Insurance
Acquisitions	12,159,598	3,408,955	1,621,102
Specialty Insurance Products
Dental	489,179	736,761	609,843
Financial Institutions	910,419	387,194	7,946
Retirement Savings and Investment Products
Investment Products	(714,839)	(58,991)
Corporate and Other	123,278	(1,248,164)	617,141
Unallocated Realized Investment Gains	89,550	127,769	(59,889)

Total income before income tax	$13,057,185	$3,353,524	$2,796,143

(1)Income before income tax excluding realized investment gains and losses.

   The Acquisition Division's 1998 pretax earnings increased $1.8 million when compared to 1997. Earnings from the Acquisitions Division are normally expected to decline over time (due to the lapsing of policies resulting from deaths of insureds or terminations of coverage) unless new acquisitions are made. In October 1998, the Division acquired approximately 260,000 policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna. This acquisition resulted in a $1.6 million increase in pretax earnings in 1998. The Division's mortality experience was approximately $0.3 million less favorable in 1998 than in 1997. Pretax earnings from the Acquisitions Division increased $8.8 million in 1999 as compared to 1998. The October 1998 acquisition resulted in a $7.7 million increase in pretax earnings in 1999. The Division's mortality experience was approximately $2.2 million more favorable in 1999 than in 1998.

   The Dental Division's 1998 pretax earnings increased $0.1 million as compared to 1997. A decrease in earnings related to the loss of a large customer at December 31, 1997 was more than offset by increases in other areas. The Division's 1999 pretax earnings decreased $0.2 million as compared to 1998 primarily due to a decline in net investment income allocated to the Division.

    The Financial Institutions Division began operating through the Company in late 1997. The Division's 1998 pretax earnings were $0.4 million as compared to the Division's earnings from the latter part of 1997 which were insignificant. The Financial Institutions Division's 1999 pretax earnings increased $0.5 million as compared to 1998 primarily due to the recapture of a block of credit life and disability policies which had been previously ceded.

   The Investment Products Division began marketing certain annuity products in the state of New York in the latter part of 1998, resulting in a pretax operating loss of approximately $0.1 million in 1998 and $0.7 million in 1999 primarily related to start-up expenses.

   The Corporate and Other segment consists of net investment income and expenses not identified with the preceding business segments. Pretax losses for this segment were $1.2 million in 1998 as compared to pretax gains of $0.6 million in 1997 primarily due to decreased net investment income of capital. Pretax gains for this segment were $0.1 million in 1999, as compared to pretax losses of $1.2 million in 1998, primarily due to increased net investment income on capital.

Income Tax Expense

    The following table sets forth the effective income tax rates for the periods shown:

Income Tax Expense

Year Ended December 31	Effective Income Tax Rates
1997	34.0
1998	28.0
1999	28.0

   Management's current estimate of the effective income tax rate for 2000 is 34.5%.

   Net Income

   The following table sets forth net income for the periods shown:

Net Income

Year Ended December 31	Amount	Percentage Increase (Decrease)
1997	1,845,454	(23.6)
1998	2,414,538	30.8
1999	9,401,173	289.4

   Compared to 1997, net income in 1998 increased 30.8% reflecting improved earnings in the Acquisitions, Dental and Financial Institutions Divisions which were partially offset by losses in the Investment Products Division and the Corporate and Other Segment. Compared to 1998, net income in 1999 increased 289.4%, reflecting improved operating earnings in the Acquisitions and Financial Institutions Divisions, and the Corporate and Other segment, offset by lower operating earnings in the Dental and Investment Products Divisions and lower realized investment gains.

Known Trends and Uncertainties

    The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors. Certain known trends and uncertainties which may affect future results of the Company are discussed more fully below. Please also refer to Other Developments herein.

   • We operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry.  Life and health insurance is a mature industry. In recent years, the industry has experienced little growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Insurance is a highly competitive industry, and the Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company and PLC, as well as competition from other providers of financial services.

   The life and health insurance industry is consolidating with larger, more efficient organizations emerging from consolidation. Also, mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

   The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong financial strength ratings from rating agencies. However, irrational competition from other insurers could adversely affect the company's competitive position.

   • A ratings downgrade could adversely affect our ability to compete.  Ratings are an important factor in the competitive position of insurance companies. Rating organizations periodically review the financial performance and condition of insurers, including the Company or any of its life insurance affiliates. A downgrade in the ratings of the Company and its affiliates could adversely affect its ability to sell its products and retain existing business and its ability to compete for attractive acquisition opportunities.

   Rating organizations assign ratings based upon several factors. While most of the considered factors relate to the rated company, some of the factors relate to general economic conditions and circumstances outside the rated company's control. For the past several years, rating downgrades in the industry have exceeded upgrades.

   The Company's current ratings by Standard & Poors and Duff and Phelps are based on an inter-company guaranty agreement, enforceable by the Company or its successors, whereby PLICO has guaranteed the Company's payment of claims made by the holders of Company policies according to the terms of such policies. The guarantee will remain in force until the earlier of (a) when the Company achieves a claims-paying rating equal to or better than PLICO without the benefit of any inter-company guaranty agreement, or (b) 90 days after the guaranty agreement is revoked by written instrument; provided, however, even after any revocation or termination by such notice, the guarantee shall remain effective as to policies issued during the existence of the guaranty agreement.

   • Our policy claims fluctuate from year to year.  The Company's results may fluctuate from year to year on account of fluctuations in policy claims received by the Company.

   • We could be forced to sell illiquid investments at a loss to cover policyholder withdrawals.  Many of the products offered by PLC's Insurance subsidiaries (including the Company) allow policyholders and contractholders to withdraw their funds under defined circumstances. The Company and its affiliates manage their liabilities and configure their Investment portfolios so as to provide and maintain sufficient liquidity to support anticipated withdrawal demands and contract benefits and maturities. While the Company and its affiliates own a significant amount of liquid assets, many of their assets are relatively illiquid. Significant unanticipated withdrawal or surrender activity could, under some circumstances, compel the Company and its affiliates to dispose of illiquid assets on unfavorable terms, which could have a material adverse effect on the Company.

   • Interest-rate fluctuations could negatively affect our spread income.  Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited rates paid on outstanding policies. Both rising and declining interest rates can negatively affect the Company's spread income. For example, certain of the Company's insurance and investment products guarantee a minimum credited rate. While the Company develops and maintains asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, no assurance can be given that changes in interest rates will not affect such spreads.

   Lower interest rates may result in lower sales of the Company's insurance and investment products. In addition, certain of the Company's insurance and investment products guarantee a minimum credited interest rate.

   • Insurance companies are highly regulated.  The Company and its affilitates are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power over all aspects of the insurance business which may include premium rates, marketing practices, advertising, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than share-owners. The Company cannot predict the form of any future regulatory initiatives.

   • A tax law change could adversely affect our ability to compete with non-insurance products.  Under the Internal Revenue Code of 1986, as amended (the Code), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company and its affiliates, would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies. The Company cannot predict what future initiatives the President or Congress may propose that may affect the Company.

   • Financial services companies are frequently the targets of litigation, including class action litigation, which could result in substantial judgments.  A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In some states (including Alabama), juries have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments in any given suit. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. The Company and its affiliates, like other financial services companies, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. The outcome of any such litigation or arbitration cannot be predicted.

   • Our investments are subject to risks.  The Company's invested assets are subject to customary risks of credit defaults and changes in market values. The value of the Company's commercial mortgage portfolio depends in part on the financial condition of the tenants occupying the properties which the Company has financed. Factors that may affect the overall default rate on, and market value of, the Company's invested assets include interest rate levels, financial market performance, and general economic conditions, as well as particular circumstances affecting the businesses of individual borrowers and tenants.

   • Our growth from acquisitions involves risk.  PLC and its affiliates' acquisitions have increased its earnings in part by allowing it to enter new markets and to position itself to realize certain operating efficiencies associated with economies of scale. There can be no assurance, however, that PLC and its affiliates will realize the anticipated financial results from its acquisitions, or that suitable acquisitions, presenting opportunities for continued growth and operating efficiencies, or capital to fund acquisitions will continue to be available to PLC and its affiliates.

   • We are dependent on the performance of others.  The Company's results may be affected by the performance of others because the Company has entered into various ventures involving other parties. Examples include, but are not limited to: many of the Company's products are sold through independent distribution channels and the Investment Products Division's variable annuity deposits are invested in funds managed by unaffiliated investment managers.

   As with all financial services companies, our ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect the Company.

   • Year 2000 computer issues may adversely affect us.  As of March 31, 2000, the Company has had no Year 2000 issues which have impaired its operations. Although the Company believes it has made all of the modification necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 issues involving the Company or its service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect the Company.

   Should some of the Company's systems not be available due to the Year 2000 problems, in a reasonably worst case scenario, the Company may experience significant delays in its ability to perform certain functions, but does not expect to be unable to perform critical functions or to otherwise conduct business. However, other worst case scenarios, depending upon their duration, could have a material adverse effect on the Company and its operations.

   • Our reinsurance program involves risks.  The Company cedes insurance to other insurance companies. However, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations ceded to it. The cost of reinsurance is, in some cases, reflected in the premium rates charged by the Company. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance, though the Company does not anticipate increases to occur. Therefore, if the cost of reinsurance were to increase with respect to policies where the rates have been guaranteed by the Company, the Company could be adversely affected.

   Additionally, the Company assumes policies of other insurers. Any adverse regulatory or other development affecting the ceding insurer could also have an adverse effect on the Company.

Recently Issued Accounting Standards

    The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 will require the Company to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owners' equity, depending upon the nature of the derivative. Since the Company has no derivative financial instruments this standard is not expected to have a material effect on the Company.

   In 1999, the Company adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" issued by the American Institute of Certificate Public Accountants. The adoption of these accounting standards did not have a material effect on the Company's financial condition.

Liquidity and Capital Resources

    Funds necessary to meet the capital requirements of all states in which the Company does business, and to support the Company's operations, have been provided principally by capital contributions from Protective Life Insurance Company, and from investment income.

   Furthermore, PLICO has entered into an inter-company guaranty agreement, enforceable by the Company or its successors, whereby PLICO has guaranteed the Company's payment of policy claims made by the holders of Company policies according to the terms of such policies. The guarantee will remain in force until the earlier of (a) when the Company achieves a claims-paying rating equal to or better than PLICO without the benefit of any inter-company guaranty agreement, or (b) 90 days after the guaranty agreement is revoked by written instrument; provided, however, even after any revocation or termination by such notice, the guarantee shall remain effective as to policies issued during the existence of the guaranty agreement.

Investments

    The Company generally purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company has classified its fixed maturities and certain other securities as "available for sale."

   The Company's investments in debt and equity securities are reported at market value, and investments in mortgage loans are reported at amortized cost. At December 31, 1999, the fixed maturity investments (bonds) had a market value of $366.8 million, which is 4.5% below amortized cost (less allowances for uncollectible amounts on investments) of $384.3 million. The Company had $3.7 million in mortgage loans at December 31, 1999. While the Company's mortgage loans do not have quoted market values, at December 31, 1999, the Company estimates the market value of its mortgage loans to be $3.8 million (using discounted cash flows from the next call date) which is 3.0% above amortized cost. Most of the Company's mortgage loans have significant prepayment penalties. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations should not adversely affect liquidity.

   At December 31, 1998, the Company's fixed maturity investments had a market value of $360.1 million, which was 3.9% above amortized cost of $346.6 million. The Company estimated the market value of its mortgage loans to be $8.5 million at December 31, 1998, which was 7.7% above amortized cost of $7.9 million.

   The following table sets forth the estimated market values of the Company's fixed maturity investments and mortgage loans resulting from a hypothetical immediate 1 percentage point increase in interest rates from levels prevailing at December 31, 1998 and 1999, and the percent change in market value the following estimated market values would represent.

Estimated Market Values Resulting From An
Immediate 1 Percentage Point Increase In Interest Rates

At December 31, 1998	Amount	Percentage Change
Fixed maturities	$347,869,426	(3.4)%
Mortgage loans	8,171,308	(4.0)
At December 31, 1999
Fixed maturities	$351,797,930	(4.1)%
Mortgage loans	3,626,456	(4.4)

   Estimated market values were derived from the durations of the Company's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of the Company's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

   At December 31, 1999, foreclosed properties were 0.3% of invested assets. Bonds rated less than investment grade were 2.0% of assets. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's allowance for uncollectible amounts on investments was $0.5 million at December 31, 1999.

   Policy loans at December 31, 1999, were $54.8 million, an increase of $0.7 million from December 31, 1998. Policy loan rates are generally in the 4.5% to 8.0% range. Such rates at least equal the assumed interest rates used for future policy benefits.

Liabilities

    Many of the Company's products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Surrender charges for these products generally are sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered. Certain stable value and annuity contracts have market-value adjustments that protect the Company against investment losses if interest rates are higher at the time of surrender than at the time of issue.

   At December 31, 1999, the Company had policy liabilities and accruals of $453.1 million. The Company's life insurance products have a weighted average minimum credited interest rate of approximately 4.4%.

   At December 31, 1999, the Company had $12.3 million of annuity account balance with an estimated fair value of $11.9 million (using surrender value).

   The following tables sets forth the estimated fair values of the Company's annuity account balances resulting from a hypothetical immediate 1 percentage point decrease in interest rates from levels prevailing at December 31, and the percent change in fair value the following estimated fair values would represent.

Estimated Fair Values Resulting From An
Immediate 1 Percentage Point Decrease in Interest Rates

Annuity Account Balances	Amount	Percentage Change
1998	3,525,220	3.5%
1999	$12,366,372	3.7%

   Estimated fair values were derived from the durations of the Company's annuity account balances. While these estimated fair values generally provide an indication of how sensitive the fair values of the Company's annuity account balances are to change in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

   Approximately one-fourth of the Company's liabilities relate to products (primary whole life insurance), the profitability of which could be affected by changes in interest rates. The effect of such changes in any one year is not expected to be material.

Asset/Liability Management

    The Company believes certain product features and its asset/liability management programs and procedures provide significant protection for the Company against the effects of changes in interest rates. Additionally, the Company believes its asset/liability management programs and procedures provide sufficient liquidity to enable it to fulfill its obligation to pay benefits under its various insurance and deposit contracts.

   The Company's asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to duration, yield, risk, and cash flow characteristics. It is the Company's policy to generally maintain asset and liability durations within one-half year of one another, although from time to time a broader interval may be allowed.

Capital

    As disclosed in the Notes to the Financial Statements, at December 31, 1999, $100.0 million of share-owners' equity, excluding net unrealized investment gains and losses, represented net assets of the Company that cannot be transferred to Protective Life Insurance Company in the form of dividends, loans, or advances.

   A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC"), as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view by, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of the Company. The Company may secure additional statutory capital through various sources, such as retained statutory earnings or equity contributions by Protective Life Insurance Company.

Other Developments

    The NAIC has adopted the Codification of Statutory Accounting Principles (Codification). The Codification changes current statutory accounting rules in several areas. The Company has not estimated the potential effect the Codification will have on its statutory capital. The Codification has been proposed to become effective January 1, 2001.

   The NAIC has adopted a model regulation, commonly referred to as "Triple X" (i.e., Roman numeral XXX), for universal life and level premium term and term-like insurance products. Over half of the states have already adopted Triple X effective January 1, 2000, or have indicated they plan to adopt Triple X in 2000. Triple X potentially increases the amount of regulatory capital employed in the sale of these products. Insurers may react to Triple X by changing product features and/or premium rates, or by maintaining the status quo. Therefore, the regulatory and competitive environments are unclear. The Company has assessed the probable impact of Triple X on its products and has introduced new products in response to Triple X. The Company cannot predict what effect Triple X may have on its life insurance sales, or how its response to Triple X will affect its competitive position.

   Under insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe that any such assessments will be materially different from amounts already reflected in the financial statements.

   The Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

   The Company is not aware of any material pending or threatened regulatory action with respect to the Company or any of its affiliates.

   Legislation has been enacted that permits commercial banks, insurance companies, and investment banks to combine, provided certain requirements are satisfied. While the Company cannot predict the impact of this legislation, it could cause the Company to experience increased competition as larger, potentially more efficient organizations emerge from such combinations.

   During 1999, most financial services companies, including PLC, experienced a decrease in the market price of their common stock. Although PLC believes it has sufficient, internally generated capital to fund its immediate growth and capital reads, a lower stock price may limit PLC's ability to raise capital to fund other growth opportunities and acquisitions.

   The President's fiscal year 2001 budget contains proposals that, if enacted, could adversely affect the life insurance industry. The proposals represent $12.9 billion in new taxes on the life insurance industry. Most of the proposals were proposed and defeated in the 2000 budget. One proposal would tax the balances accumulated in a tax memorandum account designated as Policyholders' Surplus. The Company had no accumulation in this account at December 31, 1999. A second proposal would require insurers to capitalize higher percentages of acquisition expenses for tax purposes, resulting in the earlier payment of tax. A third proposal would reduce the attractiveness of corporate-owned life insurance products. The Company has not estimated the potential effect these proposals may have on the Company.

Year 2000 Disclosure

    The Company shares computer hardware and software with PLC. PLC began work on the Year 2000 problem in 1995. At that time, PLC identified and assessed PLC's critical mainframe systems, and prioritized the remediation efforts that were to follow. During 1999 all other hardware and software, including non-information technology (non-IT) related hardware and software, were included in the process. PLC's Year 2000 plan includes all subsidiaries.

   As of March 31, 2000, PLC and the Company have had no Year 2000 issues which have impaired their operations. Although PLC believes it has made all of the modifications necessary for its systems to process transactions dated beyond 1999, it is possible that Year 2000 isused involving PLC or the Company or their service providers may emerge during 2000. Therefore, there can be no assurances that the Year 2000 issue will not otherwise adversely affect PLC or the Company.

   Should some of PLC's or the Company's systems become unavailable due to Year 2000 problems, in a reasonably likely worst case scenario, PLC and the Company could experience delays in their ability to perform certain functions, but do not expect to be unable to perform critical functions or to otherwise conduct business.

Impact of Inflation

    Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefits and protection.

   The higher interest rates that have traditionally accompanied inflation may also affect the Company's investment operation. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of annuity deposits and individual life policy cash values may increase. In addition, the market value of the Company's fixed-rate, long-term investments may decrease, and the Company may be unable to implement fully the interest rate reset and call provisions of its mortgage loans and the Company's ability to make attractive mortgage loans may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

   Inflation also increases the level of claims of the Company's dental and cancer insurance products.

INVESTMENTS

    The types of assets in which the Company may invest are influenced by various state laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

   A portion of the Company's bond portfolio is invested in mortgage-backed securities. Mortgage-backed securities are constructed from pools of residential mortgages, and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Prepayments of principal on the underlying residential loans can be expected to accelerate with decreases in interest rates and diminish with increases in interest rates. Due to the potential cash flow volatility of mortgage-backed securities, the Company has focused on sequential, planned amortization class, and targeted amortization class securities. These types have less volatility than other types of mortgage-backed securities. The Company does not invest in the riskiest tranches of mortgage-backed securities.

   The Company obtains ratings of its fixed maturities from Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's Corporation ("S&P"). If a bond is not rated by Moody's or S&P, the Company uses ratings from the Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC"), or the Company rates the bond based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. At December 31, 1999, 100% of bonds were rated by Moody's, S&P, or the NAIC.

   At December 31, 1999, approximately $354.9 million of the Company's $366.8 million bond portfolio was invested in U.S. Government or agency-backed securities or investment grade corporate bonds and only approximately $11.9 million of its bond portfolio was rated less than investment grade.

   Risks associated with investments in less than investment grade debt obligations may be significantly higher than risks associated with investments in debt securities rated investment grade. Risk of loss upon default by the borrower is significantly greater with respect to such debt obligations than with other debt securities because these obligations may be unsecured or subordinated to other creditors. Additionally, there is often a thinly traded market for such securities and current market quotations are frequently not available for some of these securities. Issuers of less than investment grade debt obligations usually have higher levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than investment-grade issuers.

   The Company also invests a portion of its portfolio in mortgage loans. Results for these investments have been excellent due to careful management and a focus on a specialized segment of the market. The Company generally does not lend on speculative properties and has specialized in making loans on either credit-oriented commercial properties, or credit-anchored strip shopping centers. The average size mortgage loan in the Company's portfolio is approximately $0.4 million, and the weighted average interest rate was 9.1%. The largest single loan amount is $1.4 million.

   The following table shows a breakdown of the Company's mortgage loan portfolio by property type:

Property Type	Percentage of Mortgage Loans on Real Estate
Retail	56%
Office Building	43
Multi-Family	1

Total	100%

   Retail loans are generally on strip shopping centers located in smaller towns and anchored by one or more strong regional or national retail stores. The anchor tenants enter into long-term leases with the Company's borrowers. These centers provide the basic necessities of life, such as food, pharmaceuticals, and clothing, and have been relatively insensitive to changes in economic conditions. The following is the largest anchor tenant (measured by the Company's exposure) in the strip shopping centers at December 31, 1999:

Anchor Tenants	Percentage of Mortgage Loans on Real Estate
Ahold USA, Inc.	29%

   Office building loans are generally on professional offices where the owner may be a tenant. The loans may be further secured with personal guarantees of the owner.

   The Company's mortgage lending criteria generally require that the loan-to-value ratio on each mortgage be at or under 75% at the time of origination. Projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) generally exceed 70% of the property's projected operating expenses and debt service.

    Many of the mortgage loans have call provisions after three to ten years. Assuming the loans are called at their next call dates, approximately $0.3 million would become due in 2001.

   At December 31, 1999, the Company's problem mortgage loans and foreclosed properties totaled $1.1 million. At December 31, 1998, the Company had no problem mortgage loans or foreclosed properties. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

   As a general rule, the Company does not invest directly in real estate. The investment real estate held by the Company consists largely of properties obtained through foreclosures or the acquisition of other insurance companies. In the Company's experience, the appraised value of foreclosed properties often approximates the mortgage loan balance on the property plus costs of foreclosure. Also, foreclosed properties often generate a positive cash flow enabling the Company to hold and manage the property until the property can be profitably sold.

   For further information regarding the Company's investment, the maturity of and the concentration of risk among the Company's invested assets and liquidity, see Note C to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included herein for certain information relating to the Company's investments and liquidity.

   The following table shows the investment results of the Company for the years 1997 through 1999:

Year Ended December 31	Cash, Accrued Investment Income, and Investments at December 31	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses)
1997	$95,470,119	$6,233,845	6.5%	$(59,889)
1998	447,981,278	10,678,166	6.4	127,769
1999	445,676,394	28,714,951	6.4	89,550

INSURANCE IN FORCE

    The Company's total consolidated life insurance in force at December 31, 1999 was $7,568.9 million. The following table shows sales by face amount and insurance in force for the Company's business segments.

	Year Ended December 31
	1999	1998	1997	1996	1995
	(in thousands)
New Business Written
Acquisitions		$12	$0	$95	$70
Dental	$618	691	1,508	984	1,333
Financial Institutions	80,312	87,922	9,485	0	0

Total	$80,930	$88,625	$10,993	$1,079	$1,403

Business Acquired
Acquisitions	$101,948	$7,787,284			$428,849

Total	$101,948	$7,787,284			$428,849

Insurance in Force at End of Year (1)
Acquisitions	$7,313,305	$7,928,496	$387,427	$446,823	$490,380
Dental	45,471	188,435	200,410	349,808	300,993
Financial Institutions	210,082	79,824	9,056	0	0

Total	$7,568,858	$8,196,755	$596,893	$796,631	$791,373

(1)	Reinsurance assumed has been included; reinsurance ceded (1999-$5,833,675; 1998-$7,575,418; 1997-$133,080; 1996-$169,330; 1995-$42,165) has not been deducted.

   The ratio of voluntary terminations of individual life insurance to mean individual life insurance in force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in force at the beginning and end of the year, adjusted for the timing of major acquisitions and assumptions was:

Year Ended December 31	Ratio of Voluntary Terminations
1995	4.1%
1996	6.5
1997	9.2
1998	3.9
1999	3.6

   Net terminations reflect voluntary lapses and cash surrenders, some of which may be due to the replacement of the Company's products with competitors' products. Also, a higher percentage of voluntary lapses typically occurs in the first 15 months of a policy, and accordingly, lapses will tend to increase or decrease in proportion to the change in new insurance written during the immediately preceding periods.

   The amount of investment products in force is measured by account balances. The following table shows the annuity account balances.

Year Ended December 31	Fixed Annuities	Variable Annuities
1995	$960,056
1996	973,155
1997	929,124
1998	2,902,840	$769,067
1999	8,338,651	8,865,564

UNDERWRITING

    The underwriting policies of the Company are established by management. With respect to individual insurance, the Company uses information from the application and, in some cases, inspection reports, attending physician statements, or medical examinations to determine whether a policy should be issued as applied for, rated, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most ordinary insurance applied for by applicants over age 50. Medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for full or partial reinsurance of the substandard risk.

   The Company requires blood samples to be drawn with individual insurance applications for coverage at age 16 and above, except in the payroll deduction market where the face amount must be $100,000 or more before blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to the HIV virus. Applications also contain questions permitted by law regarding the HIV virus which must be answered by the proposed insureds.

   Group insurance underwriting policies are administered by experienced group underwriters. The underwriting policies are designed for single employer groups. Initial premium rates are based on prior claim experience and manual premium rates with relative weights depending on the size of the group and nature of the benefits.

INDEMNITY REINSURANCE

    As is customary in the insurance industry, the Company cedes insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company sets a limit on the amount of insurance retained on the life of any one person. In the individual lines it will not retain more than $500,000, including accidental death benefits, on any one life. For group insurance, the maximum amount retained on any one life is generally $100,000. In many cases the retention is less. At December 31, 1999, the Company had insurance in force of $7,568.9 billion of which approximately $5,833.7 billion was ceded to reinsurers.

POLICY LIABILITIES AND ACCRUALS

    The applicable insurance laws under which the Company operates require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

   The policy liabilities and accruals carried in the Company's financial reports (presented on the basis of generally accepted accounting principles) differ from those specified by the laws of the various states and carried in the Company's statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulation). For policy liabilities other than those for universal life policies and annuity contracts, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed under generally accepted accounting principles to be more appropriate for financial reporting purposes than those required for statutory accounting purposes; from the introduction of lapse assumptions into the reserve calculation; and from the use of the net level premium method on all business. Policy liabilities for universal life policies and annuity contracts are carried in the Company's financial reports at the account value of the policy or contract.

FEDERAL INCOME TAX CONSEQUENCES

    Existing federal laws and regulations affect the taxation of the Company's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. Congress has from time to time considered proposals that, if enacted, would have had an adverse impact on the federal income tax treatment of such products, or would increase the tax-deferred status of competing products. In addition, life insurance products are often used to fund estate tax-obligations. If the estate tax were eliminated, the demand for certain insurance products would be adversely affected.

COMPETITION

    Life and health insurance is a mature industry. In recent years, the industry has experienced little or no growth in life insurance sales, though the aging population has increased the demand for retirement savings products. Life and health insurance is a highly competitive industry and the Company's divisions encounter significant competition in all their respective lines of business from other insurance companies, many of which have greater financial resources than the Company, as well as competition from other providers of financial services.

   The life and health insurance industry is consolidating with larger, more efficient organizations emerging from consolidation. Also, some mutual insurance companies are converting to stock ownership which will give them greater access to capital markets. Additionally, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied.

   The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of strong claims-paying and financial strength ratings from rating agencies. Irrational competition from other insurers could adversely affect the Company's competitive position.

REGULATION

    The Company is subject to government regulation in each of the states in which it conducts business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including premium rates, marketing practices, advertising, policy forms and capital adequacy, and is concerned primarily with the protection of policyholders rather than shareowners.

   A life insurance company's statutory capital is computed according to rules prescribed by the National Association of Insurance Commissioners ("NAIC") as modified by the insurance company's state of domicile. Statutory accounting rules are different from generally accepted accounting principles and are intended to reflect a more conservative view, for example, by requiring immediate expensing of policy acquisition costs and more conservative computations of policy liabilities. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risks inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. Based upon the December 31, 1999 statutory financial reports, the Company is adequately capitalized under the formula.

   The Company is required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which it does business and its business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. To date, no such insurance department examinations have produced any significant adverse findings regarding the Company.

   Under insurance guaranty fund laws in most states, insurance companies doing business in such a state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments; most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. The Company was assessed immaterial amounts in 1999, which will be partially offset by credits against future state premium taxes.

   In addition, many states, including the state in which the Company is domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Alabama, where the Company is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state.

   The Company is subject to various state statutory and regulatory restrictions on its ability to pay dividends to Protective Life Insurance Company. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to Protective Life Insurance Company by the Company in 2000 is estimated to be $12.8 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by the state in which the Company is domiciled, which restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable by the Company without affirmative prior approval by state regulatory authorities.

   The Company acts as a fiduciary and is subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans governed by the Employee Retirement Income Security Act ("ERISA"). Severe penalties are imposed on insurers that breach their fiduciary duties to the plans under ERISA.

   Certain policies, contracts and annuities offered by the Company are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission. The federal securities laws contain regulatory restrictions and criminal, administrative and private remedial provisions.

   Additional issues related to regulation of the Company are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included herein.

Recent Developments

    In March 2000, a small insurer, to whom PLICO has ceded certain accident and health policies, was placed into rehabilitation by its state of domicile. Based upon the information currently available, the Company does not believe this development will have a material adverse effect on PLICO or the Company.

EMPLOYEES AND PROPERTIES

    The Company has no employees or properties. The Company has contracts with PLC and PLICO under which it receives investment, legal and data processing on a fee basis and other managerial and administrative services on a shared cost basis. In addition, the Company and its affiliates have a joint contract relating to allocation of costs for services performed by employees of one affiliate for another.

DIRECTORS AND EXECUTIVE OFFICERS

    The executive officers and directors of Protective Life are as follows:

Wayne E. Stuenkel	46	President, Chief Actuary and a Director
R. Stephen Briggs	50	Executive Vice President and a Director
Jim E. Masssengale	57	Executive Vice President, Acquisitions and a Director
A.S. Williams, III	63	Executive Vice President, Investments and Treasurer, and a Director
Danny L. Bentley	42	Senior Vice President, Dental and Consumer Benefits and a Director
Richard J. Bielen	39	Senior Vice President, Investments and a Director
Carolyn King	49	Senior Vice President, Investment Products and a Director
Deborah J. Long	46	Senior Vice President, Secretary, General Counsel, and a Director
Steven A. Schultz	46	Senior Vice President, Financial Institutions and a Director
Jerry W. DeFoor	47	Vice President and Controller and Chief Accounting Officer
John D. Johns	48	Director
Drayton Nabers, Jr.	59	Director
T. Davis Keyes	47	Director

   All executive officers and directors are elected annually. Executive officers serve at the pleasure of the Board of Directors and directors are elected by PLICO at the annual meeting of shareholders of Protective Life. None of the individuals listed above is related to any other director of PLC or PLICO or to any other executive officer.

   Mr. Stuenkel has been President and Chief Actuary of Protective Life since June 1996. He was Senior Vice President and Chief Actuary of Protective Life from May 1989 to June 1996 and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

   Mr. Briggs has been Executive Vice President of PLC and Protective Life since October 1993. From January 1993 to October 1993, he was Senior Vice President, Life Insurance and Investment Products of Protective Life and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of PLC since August 1988 and of Protective Life since May 1986.

   Mr. Massengale has been Executive Vice President, Acquisitions of Protective Life and PLC since August 1996. From May 1992 to August 1996, he served as Senior Vice President of Protective Life and PLC. Mr. Massengale has been employed by PLC and its subsidiaries since 1983.

   Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective Life and PLC since August 1996. From July 1981 to August 1996, he was Senior Vice President, Investments and Treasurer of PLC. Mr. Williams has been employed by PLC and its subsidiaries since 1964.

   Mr. Bentley has been Senior Vice President, Dental and Consumer Benefits of Protective Life and PLC since August 1996. From December 1993 to August 1996, he was Vice President, Group Marketing of Protective Life. Mr. Bentley has been employed by PLC and its subsidiaries since 1980.

   Mr. Bielen has been Senior Vice President, Investments of PLC and Protective Life since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective Life.

   Ms. King has been Senior Vice President, Investment Products of PLC and Protective Life since April 1995.

   Ms. Long has been Senior Vice President, Secretary and General Counsel of PLC since November 1996 and of Protective Life since September 1996. Ms. Long was Senior Vice President and General Counsel of PLC from February 1994 to November 1996 and of Protective Life from February 1994 to September 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC.

   Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz has been employed by PLC and its subsidiaries since 1989.

   Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of PLC since April 1989. Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life since May 1989. Mr. DeFoor is a certified public accountant.

   Mr. Johns has been President and Chief Operating Officer of PLC since August 1996 and a Director of Protective Life since June 1996. He was Executive Vice President and Chief Financial Officer of PLC from October 1993 to August 1996. He was Executive Vice President and Chief Financial Officer of Protective Life from October 1993 to June 1996. He is a director of National Bank of Commerce of Birmingham, Alabama National Bancorporation and John H. Harland Company.

   Mr. Nabers has been a Director of Protective Life since June 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and Chief Executive Officer and a Director of PLC. Mr. Nabers has served in various capacities with PLC and its subsidiaries since 1979 and has served as a member of the Board since August 1982. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

   Mr. Keyes has been Senior Vice President, Information Services of PLC since April 1999. Mr. Keyes has been a Director of Protective Life since May 10, 1999. Mr. Keyes served as Vice President, Information Services of PLC from May 1993 to April 1999.

EXECUTIVE COMPENSATION

    Executive officers of the Company also serve as executive officers and/or directors of one or more affiliate companies of PLC. Compensation allocations are made as to each individual's time devoted to duties as an executive officer of the Company and its affiliates. The following table shows the total compensation paid to the chief executive officer of the Company by the Company or any of its affiliates including PLC. No other officer of the Company received total annual salary and bonus attributable to the Company during the last fiscal year. Directors of the Company who are also employees receive no compensation in addition to their compensation as employees of the Company.

   PLC has established a Deferred Compensation Plan for Officers of PLC (the "Officers' Plan") whereby eligible officers may voluntarily elect to defer to a specified date receipt of all or any portion of their Annual Incentive Plan and Performance Share Plan bonuses. The bonuses so deferred are credited to the officers in cash or PLC stock equivalents or a combination thereof. The cash portion earns interest at approximately PLC's short-term borrowing rate. The stock equivalent portion is credited with dividends in the form of additional stock equivalents. Deferred bonuses will be distributed in stock or cash as specified by the officers in accordance with the Officers' Plan unless distribution is accelerated under certain provisions, including upon a change in control of PLC.

Summary Compensation Table

    The following table sets forth certain information for the three years ended December 31, 1999 relating to the Chief Executive Officer.

				Long-Term Compensation
				Payouts
		Annual Compensation
Name and Principal Position (a)				Long-Term Incentive Plan Payouts (2)(3)(h)
	Year (b)	Salary (1)(c)	Bonus (1)(2)(d)			Compensation (4)(i)
Wayne E. Stuenkel	1999	$194,667	$100,900	$141,245	(5)	$4,800
President and Chief	1998	187,000	112,800	344,565		4,800
Actuary	1997	180,833	86,000	321,871		4,800

(1)	Includes amounts that the named executive may have voluntarily elected to contribute to PLC's 401(k) and Stock Ownership Plan.
(2)	Includes amounts that the named executive may have voluntarily deferred under PLC's Deferred Compensation Plan for Officers.
(3)	For further information, see the "Long-Term Incentive Plan — Awards In Last Fiscal Year" table.
(4)	Matching contributions to PLC's 401(k) and Stock Ownership Plan.
(5)	1999 long-term compensation is not yet determinable. The amount shown is the best estimate as of March 10, 2000.

Aggregated Fy-END Option/SAR Values

Name (a)	Number of Securities Underlying Unexercised Options/SARs at FY-End(#) Exercisable/Unexercisable (d)	Value of Unexercised In-the-Money Options/SARs at FY-End($) Exercisable/Unexercisable (e)
Wayne E. Stuenkel	0/15,000	$0/$215,625

Performance Share Plan

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts Under Non-Stock Price-Based Plans (in shares)
	Number of Shares, Units or Other Rights(#)(1) (b)	Performance or Other Period Until Maturation or Payout (c)
Name (a)
			Threshold (d)	Target (e)	Maximum (f)
Wayne E. Stuenkel	2,170	December 31, 2002	1,085	2,713	3,689

   In 1999, the Compensation and Management Succession Committee of PLC's Board of Directors awarded performance shares, as indicated, to the above named executive, which are not payable, if at all, until the results of the comparison group of companies for the four-year period ending December 31, 2001 are known.

   With respect to 1999 awards awarded to the named executive officer, 125% of the award is earned if either PLC's average return on average equity or total rate of return for the four-year period ranks at the top 25% of the comparison group. If PLC ranks at the top 10% of the comparison group, 170% of the award is earned. If PLC ranks at the median of the comparison group, 50% of the award is earned and if PLC's results are below the median of the comparison group, no portion of the award is earned. The Performance Share Plan provides for interpolation between thresholds to determine the exact percentage to be paid.

OTHER PLANS AND ARRANGEMENTS

    Retirement Benefits. The table below illustrates the annual pension benefits payable to executive officers under the Protective Life Corporation Pension Plan. The table also reflects the Excess Benefit Plan that we have established to provide retirement benefits over the Internal Revenue Code limitations. Benefits in the table are not reduced by social security or other offset amounts. Since the benefits shown in the table reflect a straight life form of annuity benefit, if the payment is made in the form of a joint and survivor annuity, the annual amounts of benefit could be substantially below those illustrated.

PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30	35
$150,000	$33,368	$44,490	$55,613	$66,735	$77,858
200,000	45,368	60,490	75,613	90,735	105,858
250,000	57,368	76,490	95,613	114,735	133,858
300,000	69,368	92,490	115,613	138,735	161,858
400,000	93,368	124,490	155,613	186,735	216,858
500,000	117,368	156,490	195,613	234,735	273,858
750,000	177,368	236,490	295,613	354,735	413,858
1,000,000	237,368	316,490	395,613	474,735	553,858
1,250,000	297,368	396,490	495,613	594,735	693,858
1,500,000	357,368	476,490	595,613	714,735	833,858
1,750,000	417,368	556,490	695,613	834,735	973,858
2,000,000	477,368	636,490	795,613	954,735	1,113,858

   Compensation covered by the Pension Plan (for purposes of pension benefits) excludes commissions and performance share awards and generally corresponds to that shown under the heading "Annual Compensation" in the Summary Compensation Table. Compensation is calculated based on the average of the highest level of compensation paid during a period of 36 consecutive whole months. Only three Annual Incentive Plan bonuses (whether paid or deferred) may be included in obtaining the average compensation.

   The named executive and his estimated length of service as of December 31, 1999 are provided in the following table.

Name	Years of Service
Wayne E. Stuenkel	21

Additional Agreements

    PLC has entered into an Employment Continuation Agreement with the named executive which provides for certain benefits in the event such executive's employment is actually or constructively (by means of a reduction in duties or compensation) terminated following certain events constituting a "change in control". Such benefits include (i) a payment equal to three times the sum of the annual base salary in effect at the time of the change in control and the average annual incentive plan bonus for the three years preceding the change in control; (ii) continuation (for twenty-four months) in PLC's hospital, medical, accident, disability, and life insurance plans as provided to the executive immediately prior to the date of his termination of employment; (iii) delivery of an annuity to equal increased benefits under the Pension Plan and the Excess Benefit Plan resulting from an additional three years of credited service (subject to the Pension Plan's maximum on crediting service); and (iv) an additional payment, if necessary, to reimburse the executive for any additional tax (other than normal Federal, state and local income taxes) incurred as a result of any benefits received in connection with the change in control.

Compensation Committee Interlocks and Insider Participation

    The members of PLC's Compensation and Management Succession Committee ("Committee") are Messrs. McMahon (Chairman), Woods, Dahlberg, Kuehn, and Sklenar. No member of the Committee has ever been an officer or employee of PLC or any of its subsidiaries.

Management Ownership of PLC Stock

    No director or named executive officer of the Company owns any stock of the Company or of any affiliated corporation except for the shares of PLC common stock which are shown as owned as of March 10, 2000:

	Amount and Nature of Beneficial Ownership(1)
Name and Beneficial Owner	Sole Power		Shared Power(2)		Percent of Class(1)
Drayton Nabers, Jr.	370,792	(3)	12,638		*
R. Stephen Briggs	154,023	(3)	1,980		*
John D. Johns	83,766	(3)	4,200		*
Deborah J. Long	36,671	(3)	-0-		*
Jim E. Massengale	116,208	(3)	940		*
Danny L. Bentley	38,665	(3)	-0-		*
Richard J. Bielen	32,422	(3)	-0-		*
Wayne E. Stuenkel	90,132	(3)	-0-		*
A.S. Williams III	90,543	(3)	-0-		*
Steven A. Schultz	52,749	(3)	-0-		*
Carolyn King	19,227	(3)	-0-		*
Jerry W. DeFoor	36,114	(3)	-0-		*
T. Davis Keyes	12,513	(3)	-0-		*
All directors and executive officers as a group (13 persons)	1,133,825	(3)(4)	19,758	(2)	1.76%

*	less than one percent

(1)
The number of shares reflected are shares which under applicable regulations of the Securities and Exchange Commission are deemed to be beneficially owned. Shares deemed to be beneficially owned, under such regulations, include shares as to which, directly or indirectly, through any contract, relationship, understanding or otherwise, either voting power or investment power is held or shared. The total number of shares beneficially owned is subdivided, where applicable, into two categories: shares as to which voting/investment power is held solely and shares as to which voting/investment power is shared. Unless otherwise indicated in the following notes, if a beneficial owner has sole power, he has sole voting and investment power, and if a beneficial owner has shared power, he has shared voting and investment power. The percentage calculation is based on the aggregate number of shares beneficially owned.
(2)
This column may include shares held in the name of a spouse, minor children, or certain other relatives sharing the same home as the director or officer, or held by the director or officer, or the spouse of the director or officer, as a trustee or as a custodian for children, as to all of which beneficial ownership is disclaimed by the respective directors and officers except as otherwise noted below.
(3)

The amounts reported include shares allocated to accounts under PLC's 401(k) and Stock Ownership Plan as follows: Mr. Stuenkel, 6,857 shares; Mr. Briggs, 28,651 shares; Mr. Massengale, 31,233 shares; Mr. Williams, 27,023 shares; Mr. Bentley, 9,365 shares; Mr. Bielen, 9,542 shares; Ms. King, 1,398 shares; Ms. Long, 1,509 shares; Mr. Schultz, 6,208 shares; Mr. DeFoor, 11,830 shares; Mr. Johns, 4,055 shares; Mr. Nabers, 13,129 shares; Mr.  Keyes, 7,075 shares; and all directors and executive officers as a group, 157,875.

The amounts reported also include stock equivalents held by certain officers under PLC's Deferred Compensation Plan for Officers, entitling each such officer to receive upon distribution a share of Common Stock or each stock equivalent. The number of stock equivalents included are as follows: Mr. Stuenkel, 73,739; Mr. Briggs, 109,703; Mr. Massengale, 69,375; Mr. Williams, 63,204; Mr. Bielen, 15,359; Ms. King, 17,829; Ms. Long, 30,125; Mr. Schultz, 44,112; Mr. DeFoor, 24,284; Mr. Johns, 75,311; Mr. Nabers, 315,440; Mr. Keyes, 5,201; and all directors and executive officers as a group, 843,682.

The reported amounts do not include stock appreciation rights ("SARs") awarded under PLC's 1996 Stock Incentive Plan as follows: Mr. Stuenkel, 15,000 SARs; Mr. Briggs, 40,000 SARs; Mr. Massengale, 50,000 SARs; Mr. Williams, 40,000 SARs; Mr. Bentley, 15,000 SARs; Mr. Bielen, 15,000 SARs; Ms. King, 15,000 SARs; Ms. Long, 15,000 SARs; Mr. Schultz, 15,000 SARs; Mr. DeFoor, 10,000 SARs; Mr. Johns, 200,000 SARs; Mr. Nabers, 300,000 SARs; Mr. Keyes, 10,000 SARs; and all directors and executive officers as a group, 740,000 SARs.
(4)	No officer or director owns any stock of any affiliate of PLC.

LEGAL PROCEEDINGS

    There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of PLC and the Company, to which PLC or the Company is a party or of which any of PLC or the Company's properties is the subject.

EXPERTS

    The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus and the financial statement schedules included in the Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

    Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENT

    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended with respect to the Contracts. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to all of which reference is made for further information concerning the Company and the Contracts. Statements contained in this Prospectus as to the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed in the Registration Statement.

   All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owners
Protective Life and Annuity Insurance Company
Birmingham, Alabama

   In our opinion, the financial statements listed in the index on page F-1 of this Form S-1 present fairly, in all material respects, the financial position of Protective Life and Annuity Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. In addition, in our opinion, the financial statement schedules listed in the index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                      PricewaterhouseCoopers LLP

February 23, 2000
Birmingham, Alabama

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF INCOME

	Year Ended December 31
	1999	1998	1997
REVENUES
Premiums and policy fees	$56,989,060	$23,242,432	$11,420,914
Reinsurance ceded	(20,858,094)	(13,475,288)	(3,005,081)

Net of reinsurance ceded	36,130,966	9,767,144	8,415,833
Net investment income	28,714,951	10,678,166	6,233,845
Realized investment gains (losses)	89,550	127,769	(59,889)
Other income (loss)	90,289	(598)	8,718

	65,025,756	20,572,481	14,598,507

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 1999-$17,399,370; 1998-$18,523,397; 1997-$4,430,527)	32,207,147	9,261,000	9,075,762
Amortization of deferred policy acquisition costs	6,835,492	1,711,138	320,288
Other operating expenses (net of reinsurance ceded: 1999-$291,274; 1998-$247,095; 1997-$60,900)	12,925,932	6,246,819	2,406,314

	51,968,571	17,218,957	11,802,364

INCOME BEFORE INCOME TAX	13,057,185	3,353,524	2,796,143

INCOME TAX EXPENSE
Current			548,581
Deferred	3,656,012	938,986	402,108

	3,656,012	938,986	950,689

NET INCOME	9,401,173	2,414,538	1,845,454
PREFERRED STOCK DIVIDENDS		100,000	100,000

INCOME AVAILABLE TO COMMON SHARE OWNER	$9,401,173	$2,314,538	$1,745,454

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

BALANCE SHEETS

	December 31
	1999	1998
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 1999-$384,291,937; 1998-$346,561,571)	$366,838,300	$360,113,277
Mortgage loans on real estate	3,683,311	7,900,221
Investment real estate, net of accumulated depreciation (1999-$3,750)	1,096,250
Policy loans	54,824,429	54,103,044
Short-term investments	7,493,877	18,267,431

Total investments	433,936,167	440,383,973
Cash	4,021,839
Accrued investment income	7,718,388	7,597,305
Accounts and premiums receivable, net of allowance for uncollectible amounts (1999-$7,000; 1998-$7,000)	4,256,931	673,967
Reinsurance receivables	26,779,589	22,405,337
Deferred policy acquisition costs	127,792,025	133,275,451
Other assets	41,731	55,968
Assets related to separate accounts
Variable annuity	4,951,159	237,565

	$609,497,829	$604,629,566

LIABILITIES
Policy liabilities and accruals:
Future policy benefits and claims	$445,284,973	$439,842,102
Unearned premiums	7,852,424	2,487,277

	453,137,397	442,329,379
Annuity deposits	12,253,056	3,434,342
Other policyholders' funds	5,410,510	12,143,006
Other liabilities	18,338,059	7,941,276
Deferred income taxes	109,523	7,305,381
Liabilities related to separate accounts
Variable annuity	4,951,159	237,565

Total liabilities	494,199,704	473,390,949

	December 31
	1999	1998
COMMITMENTS AND CONTINGENT LIABILITIES — NOTE F
SHARE-OWNERS' EQUITY
Preferred Stock, $1.00 par value, shares authorized, issued and outstanding: 2,000	2,000	2,000
Common Stock, $10.00 par value
Shares authorized: 1999 and1998-500,000
Shares issued and outstanding: 1999 and 1998-250,000	2,500,000	2,500,000
Additional paid-in capital	101,386,324	101,574,516
Retained earnings	22,754,665	18,353,492
Accumulated other comprehensive income
Net unrealized gains (losses) on investments (net of income tax: 1999-($6,108,773); 1998-$4,743,097)	(11,344,864)	8,808,609

Total share-owners' equity	115,298,125	131,238,617

	$609,497,829	$604,629,566

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF SHARE-OWNERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains (Losses) On Investments	Total Share-Owners' Equity
Balance, December 31, 1996	$2,000	$2,000,000	$6,200,000	$14,793,500	$(448,387)	$22,547,113

Net income for 1997				1,845,454		1,845,454
Increase in net unrealized gains on investments (net of income tax: $602,348)					1,118,646	1,118,646
Reclassification adjustment for amounts included in net income (net of income tax: $20,961)					38,928	38,928

Comprehensive income for 1997						3,003,028

Preferred dividends ($50 per share)				(100,000)		(100,000)

Balance, December 31, 1997	2,000	2,000,000	6,200,000	16,538,954	709,187	25,450,141

Net income for 1998				2,414,538		2,414,538
Increase in net unrealized gains on investments (net of income tax-$4,405,946)					8,182,472	8,182,472
Reclassification adjustment for amounts included in net income (net of income tax: ($44,719))					(83,050)	(83,050)

Comprehensive income for 1998						10,513,960

Common stock dividend (50,000 shares)		500,000		(500,000)
Preferred dividends ($50 per share)				(100,000)		(100,000)
Capital contribution from Protective			95,374,516			95,374,516

Balance, December 31, 1998	2,000	2,500,000	101,574,516	18,353,492	8,808,609	131,238,617

Net income for 1999				9,401,173		9,401,173
Decrease in net unrealized gains on investments (net of income tax: ($(10,820,527))					(20,095,265)	(20,095,265)
Reclassification adjustment for amounts included in net income (net of income tax: ($31,342))					(58,208)	(58,208)

Comprehensive loss for 1999						(10,752,300)

Reduction in paid in capital			(188,192)			(188,192)
Common dividends ($20 per share)				(5,000,000)		(5,000,000)

Balance, December 31, 1999	$2,000	$2,500,000	$101,386,324	$22,754,665	$(11,344,864)	$115,298,125

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

	December 31
	1999	1998	1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,401,173	$2,414,538	$1,845,454
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains)/losses	(89,550)	(127,769)	59,889
Amortization of deferred policy acquisition costs	6,835,492	1,711,138	320,288
Capitalization of deferred policy acquisition costs	(1,352,066)	(783,304)
Deferred income taxes	3,656,012	938,986	1,025,417
Interest credited to universal life and investment products	12,171,689	2,422,680	1,059,710
Policy fees assessed on universal life and investment products	(18,758,319)	(1,004,958)	(1,048,883)
Change in accrued investment income and other receivables	(8,078,299)	(19,671,587)	2,020,726
Change in policy liabilities and other policyholder funds of traditional life and health products	(6,313,259)	12,188,685	(8,576,735)
Change in other liabilities	10,396,783	(1,023,377)	200,205
Other (net)	14,237	14,841	(79,787)

Net cash provided by (used in) operating activities	7,883,893	(2,920,127)	(3,173,716)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reduction of investments:
Investments available for sale	256,525,416	1,164,896,631	135,907,273
Other	2,701,003	3,018,788	3,661,121
Sale of investments:
Investments available for sale	17,961,720	210,129,485	4,386,839
Other		435,000
Cost of investments acquired:
Investments available for sale	(301,844,318)	(1,371,845,622)	(139,669,118)

Net cash provided by (used in) investing activities	(24,656,179)	6,634,282	4,286,115

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends to share owners	(5,000,000)	(100,000)	(100,000)
Investment product deposits and change in universal life deposits	50,693,411	7,980,628	(368,379)
Investment product withdrawals	(24,899,286)	(13,812,984)

Net cash provided by (used in) financing activities	20,794,125	(5,932,356)	(468,379)

INCREASE (DECREASE) IN CASH	4,021,839	(2,218,201)	644,020
CASH AT BEGINNING OF YEAR	0	2,218,201	1,574,181

CASH AT END OF YEAR	$4,021,839	$0	$2,218,201

	December 31
	1999	1998	1997
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
Income taxes	$0	$350,000	$548,581
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisitions and bulk reinsurance assumptions:
Assets acquired		$247,894,180
Liabilities assumed		(380,405,180)

Net		$(132,511,000)

See notes to financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

    The accompanying financial statements of Protective Life and Annuity Insurance Company ("the Company") are prepared on the basis of accounting principles generally accepted in the United States. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

   The Company was founded in 1978 as American Foundation Life Insurance Company. Effective March 1, 1999, the Company's name was changed to Protective Life and Annuity Insurance Company. Since 1983, all outstanding shares of the Company's common stock have been owned by Protective Life Insurance Company ("Protective"), which is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company domiciled in the state of Delaware. All outstanding shares of the Company's preferred stock are owned by PLC.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

  Nature of Operations

    The Company, since it is licensed in the State of New York, is the entity through which PLC markets, distributes, and services insurance and annuity products in New York. The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

  Recently Issued Accounting Standards

    In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

   In 1999, the Company adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," and Statement of Position 98-1, 'Accounting for the Costs of Computer software Developed or Obtained for Internal Use," and Statement of Positions 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments" issued by the American Institute of Certified Public Accountants.

   The adoption of these accounting standards did not have a material effect on the Company's financial statements.

   The Financial Accounting Standards Board has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Effective January 1, 2001, SFAS No. 133 will require the Company to report derivative financial instruments on the balance sheet and to carry such derivatives at fair value. The fair values of derivatives increase or decrease as interest rates change. Under SFAS No. 133, changes in fair value are reported as a component of net income or as a change to share-owners' equity, depending upon the nature of the derivative. Although the adoption of SFAS No. 133 will not affect the Company's operations, adoption will introduce volatility into the Company's reported net income and share-owners' equity as interest rates change.

The Company has not estimated the potential effect SFAS No. 133 will have on its net income and share-owners' equity.

  Investments

    The Company has classified all of its investments in fixed maturities and short-term investments as "available for sale."

   Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds and redeemable preferred stocks) — at current market value.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Investment real estate — at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

  •
  Policy loans — at unpaid balances.

  •
  Short-term investments — at cost, which approximates current market value.

    Substantially all short-term investments have maturities of three months or less at the time of acquisition.

   As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses, net of income tax, reported as a component of share-owners' equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the application of SFAS No. 115 does not affect the Company's operations, its reported share-owners' equity will fluctuate significantly as interest rates change.

   The Company's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

	1999	1998
Total investments	$451,389,804	$426,832,267
Deferred policy acquisition costs	127,792,025	133,275,451
All other assets	47,769,637	30,970,142

	$626,951,466	$591,077,860

Deferred income taxes	$6,218,296	$2,562,284
All other liabilities	494,090,181	466,085,568

	500,308,477	468,647,852
Share-owners' equity	126,642,989	122,430,008

	$626,951,466	$591,077,860

   Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

  Cash

    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

  Separate Accounts

    The assets and liabilities related to separate accounts in which the Company does not bear the investment risk are valued at market and reported separately in the accompanying financial statements.

  Revenues and Benefits Expense

  •
  Traditional Life and Health Insurance Products — Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

  Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

    Activity in the liability for unpaid claims is summarized as follows:

	1999	1998	1997
Balance beginning of year	$4,089,659	$3,724,904	$5,008,998
Less reinsurance	494,064	203,199	801,709

Net balance beginning of year	3,595,595	3,521,705	4,207,289

Incurred related to:
Current year	10,485,712	7,178,869	5,947,439
Prior year	(501,227)	(173,472)	(331,984)

Total incurred	9,984,485	7,005,397	5,615,455

Acquisitions and reserve transfers	338,940
Paid related to:
Current year	8,999,287	5,904,526	4,913,958
Prior year	286,811	1,026,981	1,387,081

Total paid	9,286,098	6,931,507	6,301,039

Net balance end of year	4,632,922	3,595,595	3,521,705
Plus reinsurance	4,924,705	494,064	203,199

Balance end of year	$9,557,627	$4,089,659	$3,724,904

  •
  Universal Life and Investment Products — Universal life and investment products include universal life insurance, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.4% to 9.4% in 1999.

  The Company's accounting policies with respect to variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

  Deferred Policy Acquisition Costs

    Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are being amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed.

   The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. The Company amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8.0%. The unamortized present value of future profits was approximately $125.6 million at December 31, 1999. During 1999, $0.8 million of present value of future profits on acquisitions made during the year was capitalized and $6.4 million was amortized.

  Income Taxes

    The Company uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

  Reclassifications

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on net income, total assets, or share-owners' equity.

NOTE B — RECONCILIATION WITH STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with accounting principles generally accepted in the United States ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity, (e) agents' debit balances and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

    The reconciliations of net income and share-owners' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owner's Equity
	1999	1998	1997	1999	1998	1997
In conformity with statutory reporting practices:	$12,659,788	$5,365,091	$2,794,015	$32,146,507	$26,256,416	$20,467,722
Additions (deductions) by adjustment:
Deferred policy acquisition costs, net of amortization	(6,133,391)	(1,711,138)	(320,288)	127,792,025	133,275,451	1,692,285
Deferred income tax	(3,656,012)	(938,986)	(402,108)	(109,523)	(7,305,381)	(2,005,168)
Asset Valuation Reserve				2,051,489	1,334,584	730,240
Interest Maintenance Reserve	93,585	(82,982)	(85,826)	366,474	460,059	161,051
Nonadmitted items				26,068	15,671	10,431
Other timing and valuation adjustments	6,437,203	(217,447)	(140,339)	(46,974,915)	(22,798,183)	4,393,580

In conformity with accounting principles generally accepted in the United States	$9,401,173	$2,414,538	$1,845,454	$115,298,125	$131,238,617	$25,450,141

   As of December 31, 1999, the Company had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $7.3 million.

   The National Association of Insurance Commissioners has adopted the Codification of Statutory Accounting Principles (Codification). The Codification changes current statutory accounting rules in several areas. The Company has not estimated the potential effect the Codification may have on the statutory capital of the Company. The Codification will become effective January 1, 2001.

NOTE C — INVESTMENT OPERATIONS

    Major categories of net investment income for the years ended December 31 are summarized as follows:

	1999	1998	1997
Fixed maturities	$25,258,034	$7,525,336	$4,701,611
Mortgage loans on real estate	89,178	952,437	1,146,325
Investment real estate	15,713	72,318	65,584
Policy loans	4,362,037	656,623	643,653
Other, principally short-term investments	458,761	2,083,693	112,127

	30,183,723	11,290,407	6,669,300
Investment expenses	(1,468,772)	(612,241)	(435,455)

	$28,714,951	$10,678,166	$6,233,845

   Realized investment gains (losses) for the years ended December 31 are summarized as follows:

	1999	1998	1997
Fixed maturities	$194,374	$87,677	$(59,889)
Mortgage loans and other investments	(104,824)	40,092	0

	$89,550	$127,769	$(59,889)

   The Company maintains an allowance for uncollectible amounts on investments totaling $500,000 at December 31, 1999 and 1998. Additions and reductions to the allowance are included in realized investment gains (losses). There were no such additions/reductions to the allowance in 1999.

   In 1999, gross gains on the sale of investments available for sale (fixed maturities and short-term investments) were approximately $298,685 and gross losses were approximately $104,311. In 1998, gross gains were approximately $600,000 and gross losses were approximately $500,000. In 1997, gross gains were approximately $10,000 and gross losses were approximately $70,000.

   The amortized cost and estimated market values of the Company's investments classified as available for sale at December 31 are as follows:

1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed	$6,008,883	$74,844	$34,384	$6,049,343
United States Government and authorities	10,206,255	52,292	238,867	10,019,680
States, municipalities, and political subdivisions	3,056,009	0	26,039	3,029,970
Public utilities	54,683,099	120,250	2,193,490	52,609,859
Convertibles and bonds with warrants	694,978	0	155,978	539,000
All other corporate bonds	309,642,713	71,357	15,123,622	294,590,448

	384,291,937	318,743	17,772,380	366,838,300
Short-term investments	7,493,877	0	0	7,493,877

	$391,785,814	$318,743	$17,772,380	$374,332,177

1998	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed	$6,488,768	$204,235	$0	$6,693,003
United States Government and authorities	8,731,486	474,109	0	9,205,595
States, municipalities, and political subdivisions	3,075,631	105,159	0	3,180,790
Public utilities	54,040,814	1,380,112	12,869	55,408,057
Convertibles and bonds with warrants	694,723	0	179,348	515,375
All other corporate bonds	273,530,149	12,673,749	1,093,441	285,110,457

	346,561,571	14,837,364	1,285,658	360,113,277
Short-term investments	18,267,431	0	0	18,267,431

	$364,829,002	$14,837,364	$1,285,658	$378,380,708

   The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

1999	Amortized Cost	Estimated Market Values
Due in one year or less	$11,793,662	$11,745,441
Due after one year through five years	188,297,459	184,541,652
Due after five years through ten years	117,246,221	110,568,151
Due after ten years	66,954,595	59,983,056

	$384,291,937	$366,838,300

1998	Amortized Cost	Estimated Market Values
Due in one year or less	$28,436,528	$28,618,945
Due after one year through five years	178,463,434	185,885,380
Due after five years through ten years	78,858,516	83,976,562
Due after ten years	60,803,093	61,632,390

	$346,561,571	$360,113,277

   The approximate percentage distribution of the Company's fixed maturity investments by quality rating at December 31 is as follows:

Rating	1999	1998
AAA	6.0%	4.4%
AA	4.1	6.7
A	46.8	43.7
BBB	39.9	43.1
BB or Less	3.2	2.1

	100.0%	100.0%

   At December 31, 1999 and 1998, the Company had bonds which were rated less than investment grade of $11.9 million and $7.7 million, respectively, having an amortized cost of $12.7 million and $7.8 million, respectively.

   The change in unrealized gains (losses), net of income tax on fixed maturities for the years ended December 31 is summarized as follows:

	1999	1998	1997
Fixed maturities	$(20,153,473)	$8,099,422	$1,157,574

   At December 31, 1999, approximately 99% of the Company's mortgage loans were commercial loans of which 56% were retail, and 43% were office buildings. The Company specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. All of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Tennessee, Alabama, Florida, Colorado, Texas and Arkansas.

   Many of the mortgage loans have call provisions after three to ten years. Assuming the loans are called at their next call dates, approximately $0.3 million would become due in 2001.

   At December 31, 1999, the average mortgage loan was $0.4 million, and the weighted average interest rate was 9.1%. The largest single mortgage loan was $1.4 million.

   At December 31, 1999, the Company's problem mortgage loans and foreclosed properties totaled $1.1 million. At December 31, 1998, the Company had no problem mortgage loans or foreclosed properties. Since the Company's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on the Company's evaluation of its mortgage loan portfolio, the Company does not expect any material losses on its mortgage loans.

   Policy loan interest rates generally range from 4.0% to 8.0%.

NOTE D — FEDERAL INCOME TAXES

    The Company's effective income tax rate varied from the maximum federal income tax rate as follows:

	1999	1998	1997
Statutory federal income tax rate applied to pretax income	35.00%	35.00%	35.00%
Tax-exempt interest	(0.20)	(3.98)	(7.20)
Other adjustments	(6.80)	(3.02)	6.20

Effective income tax rate	28.00%	28.00%	34.00%

   The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

   Details of the deferred income tax provision for the years ended December 31 are as follows:

	1999	1998	1997
Deferred policy acquisition costs	$5,095,750	$14,616,912	$(100,971)
Benefit and other policy liability changes	395,046	(11,991,104)	(72,878)
Temporary differences of investment income	(1,834,784)	398,620	(199,660)
Other items	-	(2,085,442)	775,617

	$3,656,012	$938,986	$402,108

    The components of the Company's net deferred income tax liability as of December 31 were as follows:

	1999	1998
Deferred income tax assets:
Policy and policyholder liability reserves	$11,997,694	$12,392,740
Unrealized loss on investments	7,409,865

	19,407,559	12,392,740

Deferred income tax liabilities:
Unrealized gain on investments		5,276,789
Deferred policy acquisition costs	19,517,082	14,421,332

	19,517,082	19,698,121

Net deferred income tax liability	$109,523	$7,305,381

   The Company's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations. At December 31, 1999 and 1998 no amounts were payable to PLC for income tax liabilities.

Note E — Recent Acquisitions

    In October 1998, the Company coinsured a block of life insurance policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.

   In September 1999, the Company recaptured a block of credit life and disability policies which it had previously ceded.

   These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective date of the agreement.

Note F — Commitments and Contingent Liabilities

    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

   A number of civil jury verdicts have been returned against insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other insurers, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. Although the outcome of any litigation or arbitration cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

Note G — Share-Owners' Equity and Restrictions

    Dividends on common stock are noncumulative and are paid as determined by the Board of Directors. At December 31, 1999, approximately $100.0 million of share-owners' equity excluding net unrealized gains and losses represented net assets of the Company that cannot be transferred in the form of dividends, loans, or advances to Protective. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to Protective by the Company in 2000 is estimated to be $12.8 million.

   During 1998 Protective made a capital contribution of $95,374,516 consisting of corporate bonds.

Note H — Preferred Stock

    Prior to November 1998, the Company's preferred stock had a provision for an annual minimum cumulative dividend, when and if declared, of $50.00 per share, and additional dividends to the extent the Company's statutory earnings for the immediately preceding year exceeded $1.0 million. The minimum dividend and any accumulation was to be paid before any dividend on any other class of capital stock was paid. The additional dividends were noncumulative and were in preference to any other dividend on any other class of capital stock. Dividends of $100,000 were declared and paid in each of 1998, and 1997 on the preferred stock. Effective November 3, 1998, the Company's articles of incorporation were amended such that the provision for an annual minimum cumulative dividend was removed. No preferred dividends were paid in 1999.

Note I — Related Party Matters

    The Company has no employees; therefore, the Company purchases data processing, legal, investment, and other management services from PLC and other affiliates. The cost of such services was $6.3 million in 1999, $1.2 million in 1998, and $1.2 million in 1997.

   Receivables from related parties consisted of receivables from affiliates under control of PLC in the amount of $5,582,845 at December 31, 1999 and $283,402 at December 31, 1998. The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

   Protective and the Company entered into a guaranty agreement on October 27, 1993, whereby Protective guaranteed the payment of all insurance policy claims made by the holders or beneficiaries of any of the Company's policies which were issued after the date of the guaranty agreement in accordance with the terms of said policies. Total liabilities for policies covered by this agreement were $10,170,685 at December 31, 1999.

   Protective and the Company also entered into a guaranty agreement on December 31, 1995, whereby Protective guaranteed that the Company will perform all of the obligations of Protective pursuant to the terms and conditions of an indemnity coinsurance agreement between Protective and an unaffiliated life insurance company. Total liabilities related to this coinsurance agreement were $10,337,543 at December 31, 1999.

Note J — Operating Segments

    PLC, through its subsidiaries, operates several divisions whose principal strategic focuses can be grouped into three general categories: life insurance, specialty insurance products, and retirement savings and investment products. Each division has a senior officer of Protective responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division the Company operates in follows.

Life Insurance

    Acquisitions Division. The Acquisitions Division focuses solely on acquiring, converting, and servicing policies acquired from other companies. The Division's primary focus is on life insurance policies sold to individuals.

Specialty Insurance Products

    Dental and Consumer Benefits Division. The Division's primary focus is on indemnity and prepaid dental products. In 1997, the Division exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products.

   Financial Institutions Division. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division also includes a small property casualty insurer that sells automobile service contracts.

Retirement Savings and Investment Products

    Investment Products Division. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's sales force.

Corporate and Other

    The Company has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital).

   The Company uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

   Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

   There are no significant intersegment transactions.

    Operating segment income and assets for the years ended December 31 are as follows:

Operating Segment Income	Acquisitions	Dental and Consumer Benefits
1999
Premiums and policy fees	$32,290,715	$1,750,639
Net investment income	27,604,825	442,048
Realized investment gains (losses)
Other income	(8,718)

Total revenues	59,886,822	2,192,687

Benefits and settlement expenses	29,333,105	1,657,675
Amortization of deferred policy acquisition costs	6,334,661
Other operating expenses	12,059,458	45,833

Total benefits and expenses	47,727,224	1,703,508

Income before income tax	12,159,598	489,179
Income tax expense
Net income
1998
Premiums and policy fees	$7,414,597	$1,503,364
Net investment income	11,071,366	718,492
Realized investment gains (losses)
Other income

Total revenues	18,485,963	2,221,856

Benefits and settlement expenses	7,594,508	1,340,838
Amortization of deferred policy acquisition costs	1,535,385
Other operating expenses	5,947,115	144,257

Total benefits and expenses	15,077,008	1,485,095

Income before income tax	3,408,955	736,761
Income tax expense

Net income

1997
Premiums and policy fees	$4,231,380	$4,158,505
Net investment income	4,590,650	1,026,054
Realized investment gains (losses)
Other income	8,718

Total revenues	8,830,748	5,184,559

Benefits and settlement expenses	5,984,374	3,080,800
Amortization of deferred policy acquisition costs	312,874
Other operating expenses	912,398	1,493,916

Total benefits and expenses	7,209,646	4,574,716

Income before income tax	1,621,102	609,843
Income tax expense
Net income
Operating Segment Assets
1999
Investments and other assets	$424,265,907	$3,871,844
Deferred policy acquisition costs	126,247,865

Total assets	$550,513,772	$3,871,844

1998
Investments and other assets	$434,928,613	$6,642,241
Deferred policy acquisition costs	132,582,526

Total assets	$567,511,139	$6,642,241

1997
Investments and other assets	$76,644,539	$7,111,880
Deferred policy acquisition costs	1,606,596

Total assets	$78,251,135	$7,111,880

(1)	Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

Operating Segment Income	Financial Institutions	Investment Products	Corporate & Other	Adjustments(1)	Total Net Income
1999
Premiums and policy fees-	$2,059,410	$30,202			$36,130,966
Net investment income-	269,670	250,000	$148,408		28,714,951
Realized investment gains (losses)-				$89,550	89,550
Other income -	89,757	9,250			90,289

Total revenues-	2,418,837	289,452	148,408	89,550	65,025,756

Benefits and settlement expenses-	974,013	242,354			32,207,147
Amortization of deferred policy acquisition costs-	500,831				6,835,492
Other operating expenses-	33,574	761,937	25,130		12,925,932

Total benefits and expenses-	1,508,418	1,004,291	25,130		51,968,571

Income before income tax-	910,419	(714,839)	123,278	89,550	13,057,185
Income tax expense-				3,656,012	3,656,012
Net income-					$9,401,173
1998
Premiums and policy fees-	$848,682	$501			$9,767,144
Net investment income-	136,472		$(1,248,164)		10,678,166
Realized investment gains (losses)-				$127,769	127,769
Other income-		(598)			(598)

Total revenues-	985,154	(97)	(1,248,164)	127,769	20,572,481

Benefits and settlement expenses-	316,900	8,754			9,261,000
Amortization of deferred policy acquisition costs-	175,753				1,711,138
Other operating expenses-	105,307	50,140			6,246,819

Total benefits and expenses-	597,960	58,894			17,218,957

Income before income tax-	387,194	(58,991)	(1,248,164)	127,769	3,353,524
Income tax expense-				938,986	938,986

Net income-					$2,414,538

1997
Premiums and policy fees-	$25,948				$8,415,833
Net investment income-			$617,141		6,233,845
Realized investment gains (losses)-				$(59,889)	(59,889)
Other income -					8,718

Total revenues-	25,948		617,141	(59,889)	14,598,507

Benefits and settlement expenses-	10,588				9,075,762
Amortization of deferred policy acquisition costs-	7,414				320,288
Other operating expenses-					2,406,314

Total benefits and expenses-	18,002				11,802,364

Income before income tax-	7,946		617,141	(59,889)	2,796,143
Income tax expense-				$950,689	950,689
Net income-					$1,845,454
Operating Segment Assets
1999
Investments and other assets-	$11,815,617	$9,812,824	$31,939,612		$481,705,804
Deferred policy acquisition costs-	1,544,160				127,792,025

Total assets-	$13,359,777	$9,812,824	$31,939,612		$609,497,829

1998
Investments and other assets-	$2,658,668	$774,504	$26,350,089		$471,354,115
Deferred policy acquisition costs-	692,925				133,275,451

Total assets-	$3,351,593	$774,504	$26,350,089		$604,629,566

1997
Investments and other assets-			$20,698,754		$104,455,173
Deferred policy acquisition costs-	$85,689				1,692,285

Total assets-	$85,689		$20,698,754		$106,147,458

(1)	Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

NOTE K — REINSURANCE

    The Company assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. The Company reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

   The Company has reinsured approximately $5.8 billion, $7.6 billion, and $133.0 million in face amount of life insurance risks with other insurers representing $20.1 million, $12.6 million, and $0.7 million of premium income for 1999, 1998, and 1997, respectively. The Company has also reinsured accident and health risks representing $0.8 million, $0.9 million, and $2.3 million of premium income for 1999, 1998, and 1997, respectively. In 1999 and 1998, policy and claim reserves relating to insurance ceded of $21.9 million and $20.9 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with the Company. At December 31, 1999 and 1998, the Company had paid $4.9 million and $1.5 million, respectively, of ceded benefits which are recoverable from reinsurers.

   Approximately 60% and 68% of the reinsurance receivable balances at December 31, 1999 and 1998, respectively, relate to one insurance company rated "A+" (Superior) by the A. M. Best Company, an independent rating organization.

NOTE L — ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

    The carrying amount and estimated market values of the Company's financial instruments at December 31 are as follows:

	1999		1998
	Carrying Amount	Estimated Market Values	Carrying Amount	Estimated Market Values
Assets (see Notes A and C):
Investments:
Fixed maturities	$366,838,300	$366,838,300	$360,113,277	$360,113,277
Mortgage loans on real estate	3,683,311	3,793,364	7,900,221	8,511,779
Short-term investments	7,493,877	7,493,877	18,267,431	18,267,431
Cash	4,021,839	4,021,839	0	0
Liabilities (see Notes A):
Annuity deposits	12,253,056	11,925,142	3,434,342	3,406,010

   Except as noted below, fair values were estimated using quoted market prices.

   The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date. The Company believes the fair value of its short-term investments approximates book value due to being short-term. The Company estimates the fair value of its annuities using surrender values. The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J

Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	Annuity Deposits and Other Policyholders' Funds	Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses(1)
Year Ended December 31, 1999:
Life Insurance Acquisitions	$126,247,865	$440,688,572	$54,704	$4,730,918	$32,290,715	$27,604,825	$29,333,105	$6,334,661	$12,059,458
Specialty Insurance Products
Dental and Consumer Benefits	0	105,162	1,242	3,441,818	1,750,639	442,048	1,657,675	0	45,833
Financial Institutions	1,544,160	4,086,816	7,796,478	18,864	2,059,410	269,670	974,013	500,831	33,574
Retirement Savings and Investment Products
Investment Products	0	404,423	0	9,471,966	30,202	250,000	242,354	0	761,937
Corporate and Other	0	0	0	0	0	148,408	0	0	25,130

TOTAL	$127,792,025	$445,284,973	$7,852,424	$17,663,566	$36,130,966	$28,714,951	$32,207,147	$6,835,492	$12,925,932

Year Ended December 31, 1998:
Life Insurance Acquisitions	$132,582,526	$439,215,364	$54,170	$8,600,060	$7,414,597	$11,071,366	$7,594,508	$1,535,385	$5,947,115
Specialty Insurance Products
Dental and Consumer Benefits	0	172,903	189	6,445,537	1,503,364	718,492	1,340,838	0	144,257
Financial Institutions	692,925	213,835	2,432,918	0	848,682	136,472	316,900	175,753	105,307
Retirement Savings and Investment Products
Investment Products	0	240,000	0	531,751	501	0	8,754	0	50,140
Corporate and Other	0	0	0	0	0	(1,248,164)	0	0	0

TOTAL	$133,275,451	$439,842,102	$2,487,277	$15,577,348	$9,767,144	$10,678,166	$9,261,000	$1,711,138	$6,246,819

Year Ended December 31, 1997:
Life Insurance Acquisitions	$1,606,596	$56,177,703	$463,232	$6,048,563	$4,231,380	$4,590,650	$5,984,374	$312,874	$912,398
Specialty Insurance Products
Dental and Consumer Benefits	0	76,979	0	6,961,019	4,158,505	1,026,054	3,080,800	0	1,493,916
Financial Institutions	85,689	0	0	0	25,948	0	10,588	7,414	0
Corporate and Other	0	0	0	0	0	617,141	0	0	0

TOTAL	$1,692,285	$56,254,682	$463,232	$13,009,582	$8,415,833	$6,233,845	$9,075,762	$320,288	$2,406,314

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

S-1

SCHEDULE IV — REINSURANCE
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 1999:
Life insurance in force(1)	$308,419	$5,833,675	$7,260,439	$1,735,183	418.4%

Premiums and policy fees:
Life insurance	$7,207,635	$20,061,073	$47,053,071	$34,199,633	137.6%
Accident and health insurance	2,698,776	797,021	29,578	1,931,333	1.5%

TOTAL	$9,906,411	$20,858,094	$47,082,649	$36,130,966

Year Ended December 31, 1998:
Life insurance in force(1)	$282,231	$7,575,418	$7,914,524	$621,337	1,273.8%

Premiums and policy fees:
Life insurance	$4,195,074	$12,616,610	$17,462,742	$9,041,206	193.1%
Accident and health insurance	1,542,679	858,678	41,937	725,938	5.8%

TOTAL	$5,737,753	$13,475,288	$17,504,679	$9,767,144

Year Ended December 31, 1997:
Life insurance in force(1)	$229,717	$133,080	$367,176	$463,813	79.2%

Premiums and policy fees:
Life insurance	$2,926,434	$752,253	$2,124,374	$4,298,555	49.4%
Accident and health insurance	6,325,182	2,252,828	44,924	4,117,278	1.2%

TOTAL	$9,251,616	$3,005,081	$2,169,298	$8,415,833

(1)	Dollars in thousands

S-2

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.*

   The expenses of the issuance and distribution of the Contracts, other than any underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fees	$34,483.00
Printing and Engraving	48,000.00
Accounting fees and expenses	25,000.00
Legal fees and expenses	65,000.00
Miscellaneous	0.00

TOTAL EXPENSES	$172,483.00

*
Estimated.

Item 14.  Indemnification of Directors and Officers.

   Article XI of the By-laws of the Company provides, in substance, that any of the Company's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that he is or was an officer or director shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of the Company to procure a judgment in its favor, such person shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

   In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities.

   Not applicable.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibit Number		Description
****1	(a)	Underwriting Agreement
***1	(b)	Form of Distribution Agreement
**3	(a)	Articles of Incorporation
**3	(b)	By-laws
****4	(a)	Group Modified Guaranteed Annuity Contract
****4	(b)	Application for Group Modified Guaranteed Annuity Contract
****4	(c)	Individual Modified Guaranteed Annuity Certificate
****5		Opinion re legality
23	(a)	Consent of PricewaterhouseCoopers LLP
23	(b)	Consent of Sutherland, Asbill & Brennan L.L.P.
24		Powers of Attorney

*
Previously filed in Registrant's Form S-1 Registration Statement, Registration No. 333-42425, on December 17, 1997.

**
Incorporated herein by reference to the Registrant's Form N-4 Registration Statement Registration No. 333-41577, initial filing on December 5, 1997.

***
Incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1 to Form N-4 Registration Statement No. 333-41577, filed on April 15, 1998.

****
Previously filed in Registrant's Pre-Effective Amendment No. 1 to Form S-1 Registration Statement, Registration No. 333-42425, filed on April 16, 1998.

Financial Statements Schedules

   Schedules other than those referred to above are not required or are inapplicable and therefore have been omitted.

Item 17.  Undertakings.

   (A) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to N-4 registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

   As required by the Securities Act of 1933, the Registrant has duly caused this pre-effective amendment to its registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on this 12th day of April, 2000.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
By:	/s/ WAYNE E. STUENKEL Wayne E. Stuenkel President Protective Life and Annuity Insurance Company

   As required by the Securities Act of 1933, this amendment to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	Principal and Director (Principal Executive Officer)	April 12, 2000
/s/ JERRY W. DEFOOR Jerry W. DeFoor	Vice President (Principal Financial Officer and Principal Accounting Officer)	April 12, 2000
* R. Stephen Briggs	Director	April 12, 2000
* Jim E. Massengale	Director	April 12, 2000
/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	Director	April 12, 2000
* A.S. Williams, III	Director	April 12, 2000
* Steven A. Schultz	Director	April 12, 2000

* Deborah J. Long	Director	April 12, 2000
* Carolyn King	Director	April 12, 2000
* Richard J. Bielen	Director	April 12, 2000
* Danny L. Bentley	Director	April 12, 2000
* Drayton Nabers, Jr.	Director	April 12, 2000
* John D. Johns	Director	April 12, 2000
* T. Davis Keyes	Director	April 12, 2000
*By:	/s/ STEVE M. CALLAWAY Steve M. Callaway Attorney-in-Fact

EXHIBIT INDEX

Number		Description	Page in Sequential Numbering System Where Exhibit Located
23	(a)	Consent of PricewaterhouseCoopers LLP
23	(b)	Consent of Sutherland, Asbill & Brennan LLP
24		Powers of Attorney

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PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY Cross Reference Sheet Pursuant to Regulation S-K, Item 501(b)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX